                                              Filed Pursuant to Rule 424(b)(1)
                                              Registration No. 333-77046
                                              462(b) Registration No. 333-82644



                                7,150,000 Shares

                      FISHER SCIENTIFIC INTERNATIONAL INC.
                                  Common Stock

                            ------------------------

     All of the shares of common stock in the offering are being sold by the selling stockholders identified in this prospectus. Fisher Scientific will not receive any of the proceeds from the sale of the shares.

     The common stock is listed on the New York Stock Exchange under the symbol "FSH." The last reported sale price of the common stock on February 12, 2002 was $27.20 per share.

     See "Risk Factors" beginning on page 6 to read about factors you should consider before buying the shares of common stock.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                Per Share            Total
                                                                ---------            -----
Initial price to public....................................      $27.00         $193,050,000.00
Underwriting discount......................................      $ 1.15         $  8,222,500.00
Proceeds, before expenses, to the selling stockholders.....      $25.85         $184,827,500.00

     To the extent that the underwriters sell more than 7,150,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,072,500 shares from some of the selling stockholders at the initial public offering price less the underwriting discount.

                            ------------------------

     The underwriters expect to deliver the shares against payment in New York, New York on February 19, 2002.

GOLDMAN, SACHS & CO.
                CREDIT SUISSE FIRST BOSTON
                                JPMORGAN
                                             MERRILL LYNCH & CO.
                                                        MORGAN STANLEY

                            ------------------------

                      Prospectus dated February 12, 2002.

                               PROSPECTUS SUMMARY

     This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially "Risk Factors" beginning on page 6.

                                  OUR BUSINESS

     We are a world leader in serving science. We offer more than 600,000 products and services that enable scientific discovery and clinical laboratory testing services to more than 350,000 customers located in approximately 145 countries. As a result of our broad product offering, integrated global logistics network and electronic commerce capabilities, we serve as a "one-stop source" of products, services and global solutions for many of our customers. Our primary target markets are life science, clinical laboratory and industrial safety supply.

     Our products include scientific instruments and equipment, clinical consumables, diagnostic reagents, safety and clean room supplies and laboratory equipment and workstations. We offer both proprietary products and products that we source from more than 6,000 third-party vendors. Our proprietary products consist of self-manufactured products, Fisher branded products and products for which we serve as the exclusive distributor. We generate approximately 80% of our revenues from the sale of consumable products. We believe that this revenue base provides us with a broad and stable platform for future growth.

     We offer a range of services, such as third-party procurement, contract manufacturing, pharmaceutical packaging for clinical trials and laboratory instrument calibration and repair. Our broad offering of products and services enables us to effectively serve a diverse range of customers. Through acquisitions of a pharmaceutical packaging services business and a diagnostic manufacturing facility, we have expanded our outsourcing capabilities to offer a more comprehensive suite of services and leverage our brand recognition in the pharmaceutical and biotechnology industries. In addition, through our acquisition of Cole-Parmer Instrument Company and its affiliated companies, which we refer to collectively as Cole-Parmer, we have enhanced our offerings of specialty technical products, including products manufactured by Cole-Parmer and other proprietary products.

     We have assembled an integrated global logistics network through which we service our customers. This network, together with our order entry and inventory management systems, allows us to deliver products and provide services on a rapid basis worldwide. We make approximately 25,000 shipments each day. In the United States, we ship approximately 95% of all orders within 24 hours of the customer placing the order.

     We were founded in 1902 and trace our roots back to 1851. Through organic growth and acquisitions we have established ourselves as a world leader in serving science. In January 1998, our management, in conjunction with affiliates of Thomas H. Lee Partners and other investors, purchased 87% of our common stock. Upon completion of this offering, Thomas H. Lee Partners and its affiliates and the other members of this investment group will own approximately 46.5% of our common stock.

                                 OUR CUSTOMERS

     We market our products and services to three principal customer groups:

     - laboratories engaged in scientific research and testing, including laboratories funded by biotechnology, medical technology and pharmaceutical companies, research institutions, medical schools and universities;

     - healthcare providers that perform diagnostic tests on patients, such as independent clinical laboratories, hospitals and physician office laboratories; and

     - users of occupational health and safety products in manufacturing and other activities.

                     OUR COMPETITIVE STRENGTHS AND STRATEGY

     We believe that our key competitive strengths include our:

     - leading global brand name;

     - broad product and service offering;

     - premier and diversified customer base;

     - worldwide network of 3,000 sales and customer service professionals; and

     - global logistics and sourcing capabilities.

     Our objective is to enhance our position as a world leader in serving science. The key elements of our strategy are to:

     - continue to leverage our competitive strengths;

     - continue to develop our operational capabilities and pursue strategic acquisitions that allow us to further penetrate existing markets, expand our product and service offerings and increase our portfolio of value-added services;

     - leverage and maintain our technology leadership; and

     - capitalize on current growth opportunities in the life science and other markets that we serve.

                              RECENT DEVELOPMENTS

     In November 2001, we acquired Cole-Parmer for approximately $208.5 million, net of cash acquired. Cole-Parmer is a leading worldwide manufacturer and distributor of specialty technical instruments, appliances, equipment and supplies. Its customers include industrial and pharmaceutical companies, academic institutions and governmental entities and original equipment manufacturers. We believe the acquisition will enable us to expand the breadth of our product offerings and strengthen our self-manufactured product portfolio.

     During the fourth quarter of 2001, we commenced implementation of a plan focused on further integration of our international operations and recent acquisitions and the continued streamlining of our domestic operations, including the consolidation of certain distribution centers. The principal elements of this plan are the reduction of our workforce by approximately 3% and the consolidation of international sales and distribution facilities. We estimate that the total costs associated with this plan will be approximately $10.7 million. We recorded $8.9 million of restructuring charges and incurred a $0.4 million inventory write-off to cost of sales in connection with the plan during the fourth quarter of 2001. Upon completion of this plan, we expect a reduction of approximately $6.0 million in annual pre-tax expenses. Of this amount, we intend to reinvest approximately $3.0 million in our sales and marketing efforts and distribution capabilities surrounding our chemical and life sciences product portfolio. As a result, we expect to realize net annual savings of $3.0 million beginning in 2002.

                             CORPORATE INFORMATION

     Our principal executive offices are located at One Liberty Lane, Hampton, New Hampshire 03842, and our telephone number is (603) 926-5911. Our website is located at www.fisherscientific.com. The information on our website is not part of this prospectus.

                                  THE OFFERING

Common stock offered by the selling
stockholders................................    7,150,000 shares

Common stock to be outstanding after this
offering....................................    54,147,078 shares

New York Stock Exchange symbol..............    FSH

Use of proceeds.............................    We will not receive any of the
                                                proceeds from the sale of shares
                                                by the selling stockholders.

     The number of shares of our common stock that will be outstanding after this offering is based on our shares of common stock outstanding as of November 30, 2001, which consisted of:

     - 50,111,788 shares of voting common stock; and

     - 4,035,290 shares of non-voting common stock.

     Except as otherwise indicated, all references in this prospectus to our "common stock" are references to our voting and non-voting common stock, collectively. The number of outstanding shares excludes:

     - 4,375,816 shares of common stock issuable upon the exercise of options outstanding as of November 30, 2001 under our 1998 stock option plan at a weighted average exercise price of $12.73 per share;

     - 2,583,315 shares of common stock issuable upon the exercise of warrants outstanding as of November 30, 2001 at a weighted average exercise price of $9.65 per share;

     - 3,220,467 shares of common stock issuable upon the exercise of options outstanding as of November 30, 2001 under our 2001 stock option plan at a weighted average exercise price of $26.24 per share; and

     - 4,779,533 shares of common stock reserved for future grants under our 2001 stock option plan.

     Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                             SUMMARY FINANCIAL DATA

     The following tables summarize our financial data. You should read these tables along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes that are incorporated by reference in this prospectus. The results of operations for the nine months ended September 30, 2001 and 2000 have been derived from our unaudited interim financial statements. The pro forma financial information gives effect to our acquisition of Cole-Parmer as if it had occurred on January 1, 2000 for statement of operations purposes and on September 30, 2001 for balance sheet purposes. You should read the summary pro forma financial information along with "Unaudited Pro Forma Combined Financial Information" appearing elsewhere in this prospectus.

                                 NINE MONTHS ENDED SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
                                 --------------------------------   -----------------------------------------
                                         2001              2000            2000             1999     1998(1)
                                 --------------------    --------   -------------------   --------   --------
                                   PRO                                PRO
                                  FORMA       ACTUAL                 FORMA      ACTUAL
                                 --------    --------               --------   --------
                                                     (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales..........................  $2,256.2    $2,125.3    $1,977.6   $2,794.0   $2,622.3   $2,514.5   $2,294.4
Cost of sales..................   1,658.2     1,585.6     1,487.8    2,069.5    1,974.0    1,885.4    1,721.0
                                 --------    --------    --------   --------   --------   --------   --------
Gross profit...................     598.0       539.7       489.8      724.5      648.3      629.1      573.4
Selling, general and
  administrative expense.......     447.6       400.0       369.4      552.7      494.0      472.5      440.9
Restructuring and other charges
  (credits)(2).................      51.6        51.6        (2.0)      (2.0)      (2.0)      (1.5)      23.6
Recapitalization-related
  costs(3).....................        --          --          --         --         --         --       71.0
Loss from operations to be
  disposed of(4)...............        --          --          --         --         --       11.3       15.1
                                 --------    --------    --------   --------   --------   --------   --------
Income from operations.........      98.8        88.1       122.4      173.8      156.3      146.8       22.8
Interest expense...............      76.7        74.9        75.0      102.4       99.1      104.2       90.3
Other (income) expense,
  net(5).......................       6.9         1.6        (4.3)      28.8       19.4      (15.2)      (7.2)
                                 --------    --------    --------   --------   --------   --------   --------
Income (loss) before income
  taxes........................      15.2        11.6        51.7       42.6       37.8       57.8      (60.3)
Provision (benefit) for income
  taxes........................       7.1         6.2        20.7       16.2       15.1       34.4      (10.8)
                                 --------    --------    --------   --------   --------   --------   --------
Net income (loss)..............  $    8.1    $    5.4    $   31.0   $   26.4   $   22.7   $   23.4   $  (49.5)
                                 ========    ========    ========   ========   ========   ========   ========
Net income (loss) per common
  share:
  Basic........................  $   0.17    $   0.11    $   0.77   $   0.66   $   0.57   $   0.59   $  (1.24)
  Diluted......................  $   0.16    $   0.10    $   0.70   $   0.59   $   0.51   $   0.55   $  (1.24)
Weighted average common shares
  outstanding:
  Basic........................      47.8        47.8        40.1       40.1       40.1       40.0       40.0
  Diluted......................      51.6        51.6        44.3       44.4       44.4       42.8       40.0
OTHER FINANCIAL DATA:
EBITDA(6)......................              $  194.4    $  174.0              $  226.8   $  223.9   $  189.7
Cash flows provided by
  (used in):
  Operating activities.........                  77.8        51.8                 107.2      124.7      149.9
  Investing activities.........                (196.8)      (46.4)                (57.1)     (62.5)    (231.8)
  Financing activities.........                 282.7       (18.6)                (32.8)     (74.1)     129.3

                                                                AS OF SEPTEMBER 30, 2001
                                                                -------------------------
                                                                 ACTUAL        PRO FORMA
                                                                 ------        ---------
                                                                      (IN MILLIONS)
BALANCE SHEET DATA:
  Working capital...........................................    $  325.7       $  161.7
  Total assets..............................................     1,779.0        1,799.6
  Long-term liabilities.....................................     1,193.6        1,194.5
  Stockholders' equity......................................        12.1           12.1

---------------

(1) On January 21, 1998, we were recapitalized in a transaction in which approximately 87% of our fully diluted shares of common stock were converted into the right to receive $9.65 per share in cash. In connection with this recapitalization, we entered into new debt financing arrangements. The recapitalization and debt financing arrangements are more fully described in Notes 2 and 12 to our audited financial statements incorporated by reference in this prospectus.

(2) During the fourth quarter of 1998, we recorded $23.6 million of restructuring and other charges. These charges included asset impairment charges in the United States and Asia and personnel reductions in the United States and Europe. During the first quarter of 2001, we adopted and commenced implementation of a streamlining plan aimed at improving our operations, largely through office, warehouse and manufacturing facility consolidations and the discontinuance of certain product lines. In connection with this plan, we recorded a restructuring charge of $18.1 million in the first quarter of 2001. In addition, in March 2001, we accelerated the vesting of options to purchase approximately 2.3 million shares of common stock having an average exercise price of $20.85 per share. These options were then converted into the right to receive approximately
    1.0 million shares of common stock, which were issued and deposited into a "rabbi trust." As a result of these transactions, we recorded a primarily non-cash compensation charge of $33.5 million during the first quarter of 2001.

(3) In connection with our recapitalization on January 21, 1998, we recorded $71.0 million of expenses consisting primarily of non-cash compensation expenses relating to the conversion of employee stock options, the implementation of certain executive severance agreements and the grant of options to certain executives in accordance with the terms of the recapitalization.

(4) Loss from operations to be disposed of includes a $5.2 million write-off of in-process research and development costs associated with an acquisition in 1999, and a $2.6 million charge for restructuring and asset impairment costs in 1998.

(5) Other (income) expense, net includes a $23.6 million charge for the write down of certain Internet-related investments in 2000 and $7.8 million of gains from asset sales in 1999.

(6) We define "EBITDA" as net income plus income taxes, interest expense, depreciation and amortization. In calculating EBITDA, we exclude restructuring charges, recapitalization-related charges and other nonrecurring items. We use EBITDA here because we believe that it can assist you in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization or one-time items. Depreciation and amortization can vary significantly among companies depending on accounting methods, particularly where acquisitions or non-operating factors including historical cost bases are involved. We believe that EBITDA as we define it is also useful because it enables you to compare our performance before the effect of various one-time items that do not directly affect our operating performance. However, you should not consider EBITDA as an alternative to measures of financial performance determined in accordance with generally accepted accounting principles, such as net income as a measure of operating results or cash flows as a measure of liquidity. Our computation of EBITDA may not be comparable to similarly titled measures of other companies. It is also not the same computation of EBITDA that we make under our various debt agreements, which limit the amount of nonrecurring items that can be excluded in computing EBITDA for purposes of those agreements.

                                  RISK FACTORS

     You should carefully consider the following risk factors in addition to the other information in this prospectus before investing in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money that you paid to buy our common stock.

                         RISKS RELATED TO OUR BUSINESS

OUR HIGH LEVERAGE MAY HARM OUR BUSINESS

     We had $1,046.0 million in outstanding indebtedness and stockholders' equity of $12.1 million as of September 30, 2001. Our debt agreements permit us to incur or guarantee additional indebtedness, subject to limitations set forth in those agreements.

     Our substantial indebtedness could have important consequences to you. Our high leverage could negatively affect our operations in a number of ways, including:

     - we may be unable to obtain additional financing for our operations or for acquisitions or expansions;

     - we must dedicate a significant part of our cash flow from operations to payments on our debt, thereby reducing funds available for other corporate purposes; and

     - the level of our debt could limit our flexibility in responding to downturns in our business.

     In addition, we will be required to repay the indebtedness under our various debt agreements as that indebtedness matures. We may not have sufficient funds or we may be unable to arrange for additional financing to pay these amounts when they become due.

OUR COMPLIANCE WITH RESTRICTIONS AND COVENANTS IN OUR DEBT AGREEMENTS MAY LIMIT OUR ABILITY TO TAKE CORPORATE ACTIONS AND HARM OUR BUSINESS

     Our debt agreements contain a number of covenants that significantly restrict our operations, our ability to issue additional debt and our ability to pay dividends. Under our bank credit agreement we are also required to comply with specific financial ratios and tests, including maximum leverage ratios and minimum EBITDA to cash interest expense ratios. We may not be able to comply in the future with these covenants or restrictions as a result of events beyond our control, such as prevailing economic, financial and industry conditions. If we default in the performance of the covenants in our debt agreements, our lenders could declare all the principal and interest amounts outstanding due and payable and terminate their commitments to extend credit to us in the future. If we are unable to secure credit in the future, our business could be harmed.

BECAUSE OUR RESULTS OF OPERATIONS DEPEND ON OUR CUSTOMERS' RESEARCH AND DEVELOPMENT EFFORTS, OUR BUSINESS MAY BE HARMED IF OUR CUSTOMERS DO NOT EXPEND SUFFICIENT RESOURCES ON THESE ACTIVITIES

     A significant number of our customers include entities active in scientific or technological research in the life science, clinical laboratory and industrial safety supply markets, in the United States and internationally. Research and development budgets and activities have a large effect on the demand for our products and services. Our customers determine their research and development budgets based on several factors, including the need to develop new products, competition and the general availability of resources. Although scientific and technology-related research and development spending in the United States historically has not been subject to cyclical swings, this trend may not continue. In addition, as we continue to expand our international operations, the research and development spending levels in other global markets will become increasingly important to us. A decrease in research and development spending by our customers could cause our sales and profitability to decrease.

IF WE DO NOT SUCCESSFULLY ACQUIRE AND INTEGRATE NEW BUSINESSES, OUR REVENUE GROWTH MAY SLOW AND OUR RESULTS OF OPERATIONS MAY BE NEGATIVELY AFFECTED

     Acquisitions are an important part of our growth strategy. Since 1991, we have acquired 30 businesses and we routinely review additional potential acquisition opportunities. Integration of acquisitions involves a number of special risks, including:

     - the diversion of management's attention to the integration of the operations of businesses we have acquired;

     - difficulties in the integration of operations and systems and the realization of potential operating synergies;

     - the assimilation and retention of the personnel of the acquired companies;

     - challenges in retaining the customers of the combined businesses; and

     - potential adverse short-term effects on operating results.

     In addition, we compete with other companies to acquire suitable targets, and we may not be able to successfully acquire the targets that we desire. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy could be harmed.

BECAUSE WE RELY HEAVILY ON THIRD PARTY PACKAGE DELIVERY SERVICES, ANY UNANTICIPATED DISRUPTIONS IN THESE SERVICES OR SIGNIFICANT INCREASES IN PRICES MAY HARM OUR BUSINESS

     We ship a significant portion of our products to our customers through independent package delivery companies, such as UPS. We also maintain a small fleet of transportation vehicles dedicated to the delivery of our products. In the first nine months of 2001 and in the year ended December 31, 2000, we shipped approximately 60% of our products in the United States via UPS. We also ship our products through other carriers, including national and regional trucking firms, overnight courier services and the U.S. Postal Service. The labor contract for UPS's delivery employees expires on July 31, 2002. If UPS or another third party package delivery provider experiences a major work stoppage, as UPS did in 1997, such that either our products would not be delivered in a timely fashion or we would incur additional shipping costs which we could not pass on to our customers, our business may be harmed. In addition, if UPS or our other third party package delivery providers increase prices and we are not able to find alternatives or make adjustments to our delivery network, our profitability would be harmed.

OUR OPERATIONS ARE SUBJECT TO ENVIRONMENTAL REGULATION, AND FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS COULD HARM OUR BUSINESS

     A number of our domestic and international operations involve and have involved the handling, manufacture or use or sale of substances that are or could be classified as toxic or hazardous substances. Some risk of environmental damage is inherent in our operations and the products we manufacture, sell or distribute. We have been named as a potentially responsible party for environmental contamination associated with various sites. We are currently implementing remedial measures at some of our facilities, including at two of our facilities in New Jersey. We have established reserves for the potential costs of this remediation based on estimates of our management and environmental specialists. However, our actual costs may exceed those reflected in our reserves. In addition, future environmental damage resulting from our operations may occur, the costs of which may harm our business. Future events, including changes in existing laws and regulations and the development of new remediation techniques, may also give rise to additional costs which could harm our business.

IF WE LOSE OUR KEY PERSONNEL, OUR BUSINESS MAY BE HARMED

     We depend heavily on the services of our senior management, including Paul
M. Montrone, our chairman of the board and chief executive officer, and Paul M. Meister, our vice chairman of the board. We believe that our future success will depend upon the continued services of our senior management. Our business may be harmed by the loss of any member of our senior management, including Mr. Montrone or Mr. Meister. We do not maintain key-man life insurance with respect to Mr. Montrone or Mr. Meister.

WE ARE SUBJECT TO ECONOMIC, POLITICAL AND OTHER RISKS ASSOCIATED WITH OUR SIGNIFICANT INTERNATIONAL SALES AND OPERATIONS

     We conduct international operations through a variety of wholly owned subsidiaries, majority-owned subsidiaries, joint ventures, equity investments and agents located in North and South America, Europe, the Far East, the Middle East and Africa. We are also exploring the possibility of expansion into other international markets. Expansion of these activities could increase the risks associated with our international operations. We derived approximately 20.0% of our total revenue from sales to customers located outside the United States in the first nine months of 2001 and in 2000. We anticipate that revenue from international operations will continue to represent a substantial portion of our total revenue. In addition, many of our manufacturing facilities, employees and suppliers are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

     - changes in the political or economic conditions in a country or region, particularly in developing or emerging markets;

     - longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;

     - trade protection measures and import or export licensing requirements;

     - differing tax laws and changes in those laws;

     - difficulty in staffing and managing widespread operations;

     - differing labor laws and changes in those laws;

     - differing protection of intellectual property and changes in that protection; and

     - differing regulatory requirements and changes in those requirements.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO EXCHANGE RATE FLUCTUATIONS

     Approximately 20.0% of our revenues and expenses for the first nine months of 2001 were denominated in currencies other than the U.S. dollar. We own properties and conduct operations in Belgium, Canada, China, France, Germany, Japan, Hong Kong, Malaysia, Mexico, the Netherlands, Singapore, Switzerland and the United Kingdom. In 2000, fluctuations in the exchange rates between the U.S. dollar and other currencies reduced our net sales by approximately $40.1 million. Future fluctuations in exchange rates relative to the U.S. dollar could continue to harm our results of operations.

SOME OF OUR EXISTING STOCKHOLDERS CAN EXERT CONTROL OVER US, AND THEY MAY NOT MAKE DECISIONS THAT REFLECT THE INTERESTS OF OUR OTHER STOCKHOLDERS

     Upon completion of this offering, a group of equity investors consisting of affiliates of Thomas H. Lee Partners, L.P., affiliates of Credit Suisse First Boston (USA) Inc., formerly known as Donaldson, Lufkin & Jenrette, Inc., JP Morgan Partners (BHCA) L.P. and affiliates of Merrill Lynch & Co. will own approximately 46.5% of our common stock, and Thomas H. Lee Equity Fund III, L.P. will own approximately 29.7% of our common stock. Accordingly, these investors have significant control over us and have the power to elect a majority of our directors, appoint new management and approve any action requiring the approval of the holders of our common stock, including adopting amendments to our certificate of incorporation and approving mergers or sales of substantially all of our assets, which may make it more difficult for a third party to acquire us. The interests of these equity investors may conflict with the interests of our other stockholders.

     These equity investors and members of our management have entered into an investors' agreement with us. This agreement provides that our Board of Directors will consist of at least nine, but not more than ten directors, three of whom may be appointed by the Thomas H. Lee Equity Fund III, L.P., one of whom will be appointed by THL FSI Equity Investors, L.P., one of whom may be appointed by DLJ Merchant Banking Partners II, L.P., one of whom will be Mr. Paul M. Montrone and one of whom will be Mr. Paul M. Meister. Our Board of Directors does not currently include a director appointed by DLJ Merchant Banking Partners II, L.P. The directors elected pursuant to the investors' agreement will have the authority to make decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends.

OUR FAILURE TO MAINTAIN SATISFACTORY COMPLIANCE WITH THE FOOD AND DRUG ADMINISTRATION'S REGULATIONS AND THOSE OF OTHER GOVERNMENTAL AGENCIES MAY FORCE US TO RECALL PRODUCTS AND CEASE THEIR MANUFACTURE AND DISTRIBUTION

     Some of our operations are subject to regulation by the U.S. Food and Drug Administration and similar international agencies. These regulations govern a wide variety of product activities, from design and development to labeling, manufacturing, promotion, sales and distribution. If we fail to comply with the Food and Drug Administration's regulations or those of similar international agencies, we may have to recall products and cease their manufacture and distribution, which would harm our business.

CHANGES IN THE HEALTHCARE INDUSTRY COULD HARM OUR BUSINESS

     In recent years, the healthcare industry has undergone significant changes in an effort to reduce costs. These changes include:

     - the development of large and sophisticated purchasing groups of pharmaceuticals and medical and surgical supplies;

     - wider implementation of managed care;

     - legislative healthcare reform;

     - consolidation of pharmaceutical and medical and surgical supply distributors; and

     - cuts in Medicare spending.

     We expect the healthcare industry to continue to change significantly in the future. Some of these potential changes, such as a reduction in governmental support of healthcare services or adverse changes in legislation or regulations governing the delivery or pricing of healthcare services or mandated benefits, may cause healthcare industry participants to purchase fewer of our products and services or to reduce the price that they are willing to pay for our products or services.

                        RISKS RELATING TO THIS OFFERING

OUR STOCK PRICE MAY BE EXTREMELY VOLATILE

     Our stock price has been volatile in the past, due, in part, to low trading volume and the small percentage of our outstanding common stock held by public investors. Since January 1, 2000, our stock price has ranged from a low closing price of $20.06 per share to a high closing price of $49.63 per share. Our stock price may continue to be volatile based on general economic and market conditions. The market price of our common stock may also be affected by our ability to meet analysts' expectations. Failure to meet these expectations, even slightly, could cause the market price of our common stock to fall significantly. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of management's attention and resources, which could have an adverse effect on our business.

FUTURE SALES OF COMMON STOCK BY OUR PRINCIPAL STOCKHOLDERS MAY CAUSE OUR STOCK PRICE TO DECLINE

     Upon completion of this offering, we will have 54,147,078 shares of common stock outstanding. Our principal equity investors, directors and executive officers will own 27,211,277 of these shares. These stockholders will be free to sell those shares, subject to volume limitations of Rule 144 under the Securities Act, restrictions on transfer contained in our investors' agreement and the 90-day lock-up agreements that these investors will enter into with the underwriters. Some of these stockholders have registration rights under our investors' agreement. We cannot predict when these stockholders may sell their shares or in what volumes. However, the market price of our common stock could decline significantly if these stockholders sell a large number of shares into the public market after this offering or if the market believes that these sales may occur.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

     The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains these types of statements, which are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We make these statements directly in this prospectus, and in the documents filed with the SEC that are incorporated by reference in this prospectus.

     Words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. All forward-looking statements reflect our present expectations of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed in the "Risk Factors" section of this prospectus, as well as any cautionary language in this prospectus, provide examples of these risks and uncertainties.

     You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

     For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act.

                                USE OF PROCEEDS

     All of the shares of common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from this offering.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the New York Stock Exchange under the trading symbol FSH. The following table sets forth the high and low closing sale prices of our common stock, as reported by the New York Stock Exchange for each of the periods listed.

                                                               HIGH     LOW
                                                              ------   ------
1999
  First Quarter.............................................  $20.06   $16.38
  Second Quarter............................................   22.31    16.88
  Third Quarter.............................................   23.88    17.63
  Fourth Quarter............................................   43.00    22.50
2000
  First Quarter.............................................   49.63    32.06
  Second Quarter............................................   43.25    24.73
  Third Quarter.............................................   35.44    20.06
  Fourth Quarter............................................   45.19    34.06
2001
  First Quarter.............................................   39.88    32.40
  Second Quarter............................................   38.70    24.70
  Third Quarter.............................................   27.41    21.70
  Fourth Quarter............................................   30.30    24.20
2002
  First Quarter (through February 12, 2002).................   31.00    25.77

     The last reported sale price of our common stock on the New York Stock Exchange on February 12, 2002 was $27.20 per share. As of February 11, 2002, we had approximately 160 holders of record of our common stock.

                                DIVIDEND POLICY

     We have not paid a cash dividend during our last three fiscal years. Our bank credit agreement and other debt agreements restrict our ability to pay cash dividends. Accordingly, we do not anticipate paying cash dividends on our common stock at any time in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2001. You should read this table along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes incorporated by reference in this prospectus.

                                                                  AS OF
                                                              SEPTEMBER 30,
                                                                  2001
                                                              -------------
                                                              (IN MILLIONS)
Cash and Cash Equivalents...................................    $  229.8
                                                                ========

Debt, including short term debt:
  Revolving credit facility(1)..............................    $     --
  Term facility.............................................       221.3
  9% senior subordinated notes due 2008.....................       595.2
  7 1/8% notes due 2005.....................................       149.4
  Other.....................................................        80.1
                                                                --------
  Total debt................................................     1,046.0
                                                                --------

Stockholders' Equity:
  Preferred stock, par value $.01 per share, 15,000,000
     shares authorized; no shares outstanding...............          --
  Common stock, par value $.01 per share, 500,000,000 shares authorized; 54,035,491 shares issued and 54,003,991
     shares outstanding.....................................         0.5
Capital in excess of par value..............................       656.3
Accumulated deficit.........................................      (566.5)
Other.......................................................       (78.2)
                                                                --------
Total stockholders' equity..................................        12.1
                                                                --------
Total capitalization........................................    $1,058.1
                                                                ========

---------------
(1) The $175.0 million revolving credit facility is available for working capital and general corporate purposes. At September 30, 2001, $51.4 million of this facility was utilized for letters of credit outstanding.

                            SELECTED FINANCIAL DATA

     You should read the selected financial data set forth below along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes incorporated by reference in this prospectus. We have derived the selected statement of operations data for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 and the selected balance sheet data as of December 31, 2000, 1999, 1998, 1997 and 1996 from our audited financial statements. We have derived the selected financial data for the nine months ended and as of September 30, 2001 and 2000 from our unaudited interim financial statements. We have prepared our unaudited interim financial statements on a basis consistent with our audited financial statements. In the opinion of our management, our unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of those statements. The results for any interim period are not necessarily indicative of the results for a full fiscal year.

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                   -------------------   ----------------------------------------------------
                                     2001       2000       2000       1999     1998(1)      1997       1996
                                   --------   --------   --------   --------   --------   --------   --------
                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales............................  $2,125.3   $1,977.6   $2,622.3   $2,514.5   $2,294.4   $2,213.7   $2,182.8
Cost of sales....................   1,585.6    1,487.8    1,974.0    1,885.4    1,721.0    1,682.8    1,658.1
                                   --------   --------   --------   --------   --------   --------   --------
Gross profit.....................     539.7      489.8      648.3      629.1      573.4      530.9      524.7
Selling, general and
  administrative expense.........     400.0      369.4      494.0      472.5      440.9      458.0      430.1
Restructuring and other charges
  (credits)(2)...................      51.6       (2.0)      (2.0)      (1.5)      23.6       51.8         --
Recapitalization-related
  costs(3).......................        --         --         --         --       71.0         --         --
Loss from operations to be
  disposed of(4).................        --         --         --       11.3       15.1         --         --
                                   --------   --------   --------   --------   --------   --------   --------
Income from operations...........      88.1      122.4      156.3      146.8       22.8       21.1       94.6
Interest expense.................      74.9       75.0       99.1      104.2       90.3       23.0       27.1
Other (income) expense, net(5)...       1.6       (4.3)      19.4      (15.2)      (7.2)       3.2       (0.1)
                                   --------   --------   --------   --------   --------   --------   --------
Income (loss) before income
  taxes..........................      11.6       51.7       37.8       57.8      (60.3)      (5.1)      67.6
Provision (benefit) for income
  taxes..........................       6.2       20.7       15.1       34.4      (10.8)      25.4       30.8
                                   --------   --------   --------   --------   --------   --------   --------
Net income (loss)................  $    5.4   $   31.0   $   22.7   $   23.4   $  (49.5)  $  (30.5)  $   36.8
                                   ========   ========   ========   ========   ========   ========   ========
Net income (loss) per common
  share:
  Basic..........................  $   0.11   $   0.77   $   0.57   $   0.59   $  (1.24)  $  (0.30)  $   0.40
  Diluted........................  $   0.10   $   0.70   $   0.51   $   0.55   $  (1.24)  $  (0.30)  $   0.38
Weighted average common shares
  outstanding:
  Basic..........................      47.8       40.1       40.1       40.0       40.0      101.5       91.5
  Diluted........................      51.6       44.3       44.4       42.8       40.0      101.5      102.5

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                   -------------------   ----------------------------------------------------
                                     2001       2000       2000       1999     1998(1)      1997       1996
                                   --------   --------   --------   --------   --------   --------   --------
                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA:
EBITDA(6)........................  $  194.4   $  174.0   $  226.8   $  223.9   $  189.7   $  155.4   $  157.2
Depreciation and
  amortization(7)................      55.3       43.4       58.1       58.5       50.7       47.0       44.6
Capital expenditures.............      23.8       18.7       29.4       41.1       67.2       59.2       40.7
Cash flows provided by (used in):
  Operating activities...........      77.8       51.8      107.2      124.7      149.9       46.1       49.0
  Investing activities...........    (196.8)     (46.4)     (57.1)     (62.5)    (231.8)     (50.7)     (42.0)
  Financing activities...........     282.7      (18.6)     (32.8)     (74.1)     129.3       (1.9)     (46.0)
BALANCE SHEET DATA:
Working capital..................  $  325.7   $  146.4   $  142.8   $  115.3   $  107.9   $  237.5   $  259.8
Total assets.....................   1,779.0    1,405.0    1,385.7    1,402.6    1,357.6    1,176.5    1,262.7
Long-term liabilities............   1,193.6    1,210.0    1,189.6    1,213.7    1,229.1      474.5      483.5
Stockholders' equity (deficit)...      12.1     (317.1)    (311.7)    (330.6)    (324.7)     347.1      386.2

---------------

(1) On January 21, 1998, we were recapitalized in a transaction in which approximately 87% of our fully diluted shares of common stock were converted into the right to receive $9.65 per share in cash. In connection with this recapitalization, we entered into new debt financing arrangements. The recapitalization and debt financing arrangements are more fully described in Notes 2 and 12 to our audited financial statements incorporated by reference in this prospectus.

(2) During the fourth quarter of 1997, we recorded $51.8 million of restructuring and other charges. These charges include costs associated with the closure of logistics and customer-service centers and related asset write-offs in the United States and internationally, the impairment of goodwill and property, plant and equipment related to certain international operations and the impairment of systems-related assets. During the fourth quarter of 1998, we recorded $23.6 million of restructuring and other charges. These charges include asset impairment charges in the United States and Asia and personnel reductions in the United States and Europe. During the first quarter of 2001, we adopted and commenced implementation of a streamlining plan aimed at improving our operations, largely through office, warehouse and manufacturing facility consolidations and the discontinuance of certain product lines. In connection with this plan, we recorded a restructuring charge of $18.1 million in the first quarter of 2001. In addition, in March 2001, we accelerated the vesting of options to purchase approximately 2.3 million shares of common stock having an average exercise price of $20.85 per share. These options were then converted into the right to receive approximately 1.0 million shares of common stock, which were issued and deposited into a "rabbi trust." As a result of these transactions, we recorded a primarily non-cash compensation charge of $33.5 million during the first quarter of 2001.

(3) In connection with our recapitalization on January 21, 1998, we recorded $71.0 million of expenses consisting primarily of non-cash compensation expenses relating to the conversion of employee stock options, the implementation of certain executive severance agreements and the grant of options to certain executives in accordance with the terms of the recapitalization.

(4) Loss from operations to be disposed of includes a $5.2 million write-off of in-process research and development costs associated with an acquisition in 1999, and a $2.6 million charge for restructuring and asset impairment costs in 1998.

(5) Other (income) expense, net includes a $23.6 million charge for the write down of certain Internet-related investments in 2000 and $7.8 million of gains from asset sales in 1999.

(6) We define "EBITDA" as net income plus income taxes, interest expense, depreciation and amortization. In calculating EBITDA, we exclude restructuring charges, recapitalization-related charges and other nonrecurring items. We use EBITDA here because we believe that it can assist you in comparing our performance to that of other companies on a consistent basis without regard to depreciation, amortization or one-time items. Depreciation and amortization can vary significantly among companies depending on accounting methods, particularly where acquisitions or non-operating factors including historical cost bases are involved. We believe that EBITDA as we define it is also useful because it enables you to compare our performance before the effect of various one-time items that do not directly affect our operating performance. However, you should not consider EBITDA as an alternative to measures of financial performance determined in accordance with generally accepted accounting principles, such as net income as a measure of operating results or cash flows as a measure of liquidity. Our computation of EBITDA may not be comparable to similarly titled measures of other companies. It is also not the same computation of EBITDA that we make under our various debt agreements, which limit the amount of nonrecurring items that can be excluded in computing EBITDA for purposes of those agreements.

(7) Excludes amortization of financing costs which is included in interest expense.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The unaudited pro forma financial information set forth below includes our historical results for the periods presented. The unaudited pro forma financial information also includes the combined financial results for Cole-Parmer and Vista Properties, L.P., a special purpose entity not acquired by us, for the periods presented. We refer to Cole-Parmer and Vista collectively as the C-P Entities.

     On November 5, 2001, we acquired Cole-Parmer in a cash transaction for a total purchase price of approximately $208.5 million, net of cash acquired. We financed the acquisition using cash available from our public offering in May 2001 and from the sale of accounts receivable through our receivables securitization facility.

     The unaudited pro forma combined balance sheet as of September 30, 2001 set forth below gives effect to our acquisition of Cole-Parmer, as if the transaction had occurred on September 30, 2001. We accounted for the acquisition in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). We have not reflected estimates of acquisition liabilities relating to the integration of Cole-Parmer with our operations in the unaudited pro forma combined balance sheet.

     The unaudited pro forma combined statements of operations for the nine months ended September 30, 2001 and for the year ended December 31, 2000 set forth below give effect to the acquisition, as if the transaction had occurred on January 1, 2000. We have not reflected potential cost savings from combining the operations in the unaudited pro forma combined statements of operations as there can be no assurance that any such cost savings will occur. Additionally, we have not reflected anticipated costs to integrate the operations and charges due to an estimated fair value increase to inventory in the unaudited pro forma combined statements of operations.

     The unaudited pro forma adjustments are based upon available information and upon certain assumptions that we believe are reasonable. All information and financial data concerning Cole-Parmer included in the unaudited pro forma financial information has been provided to us by Cole-Parmer. The unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of our results of operations or financial positions that would actually have been achieved had the acquisition been completed as of or for the periods presented, or that may be obtained in the future. You should read the pro forma financial information in conjunction with our audited and unaudited historical financial statements and related notes previously reported on Form 10-K and Form 10-Q, and of the C-P Entities and related notes previously reported on Form 8-K/A, and incorporated by reference in this prospectus.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                            HISTORICAL
                                               HISTORICAL      C-P        PRO FORMA       PRO FORMA
                                                 FISHER      ENTITIES    ADJUSTMENTS      COMBINED
                                               ----------   ----------   -----------      ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
Sales........................................   $2,125.3      $134.6        $(3.7)(a)     $2,256.2
Cost of sales................................    1,585.6        76.3         (3.7)(a)      1,658.2
Selling, general and administrative
  expense....................................      400.0        45.2          2.4(b)         447.6
Restructuring and other charges..............       51.6          --           --             51.6
                                                --------      ------        -----         --------
Income from operations.......................       88.1        13.1         (2.4)            98.8
Interest expense.............................       74.9         0.5          1.3(c)          76.7
Other (income) expense, net..................        1.6        (0.2)         5.5(c)           6.9
                                                --------      ------        -----         --------
Income before income taxes...................       11.6        12.8         (9.2)            15.2
Income tax provision.........................        6.2         0.7          0.2(d)           7.1
                                                --------      ------        -----         --------
Net income...................................   $    5.4      $ 12.1        $(9.4)        $    8.1
                                                ========      ======        =====         ========
Net income per common share:
  Basic......................................   $   0.11                                  $   0.17
                                                ========                                  ========
  Diluted....................................   $   0.10                                  $   0.16
                                                ========                                  ========
Weighted average common shares outstanding:
  Basic......................................       47.8                                      47.8
                                                ========                                  ========
  Diluted....................................       51.6                                      51.6
                                                ========                                  ========

  See accompanying notes to unaudited pro forma combined financial information

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000

                                                            HISTORICAL
                                               HISTORICAL      C-P        PRO FORMA       PRO FORMA
                                                 FISHER      ENTITIES    ADJUSTMENTS      COMBINED
                                               ----------   ----------   -----------      ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
Sales........................................   $2,622.3      $176.1       $ (4.4)(a)     $2,794.0
Cost of sales................................    1,974.0        99.9         (4.4)(a)      2,069.5
Selling, general and administrative
  expense....................................      494.0        55.6          3.1(b)         552.7
Restructuring and other charges (credits)....       (2.0)         --           --             (2.0)
                                                --------      ------       ------         --------
Income from operations.......................      156.3        20.6         (3.1)           173.8
Interest expense.............................       99.1         0.1          3.2(c)         102.4
Other (income) expense, net..................       19.4        (0.1)         9.5(c)          28.8
                                                --------      ------       ------         --------
Income before income taxes...................       37.8        20.6        (15.8)            42.6
Income tax provision.........................       15.1         0.8          0.3(d)          16.2
                                                --------      ------       ------         --------
Net income...................................   $   22.7      $ 19.8       $(16.1)        $   26.4
                                                ========      ======       ======         ========
Net income per common share:
  Basic......................................   $   0.57                                  $   0.66
                                                ========                                  ========
  Diluted....................................   $   0.51                                  $   0.59
                                                ========                                  ========
Weighted average common shares outstanding:
  Basic......................................       40.1                                      40.1
                                                ========                                  ========
  Diluted....................................       44.4                                      44.4
                                                ========                                  ========

  See accompanying notes to unaudited pro forma combined financial information

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 2001

                                                             HISTORICAL
                                                HISTORICAL      C-P        PRO FORMA      PRO FORMA
                                                  FISHER      ENTITIES    ADJUSTMENTS     COMBINED
                                                ----------   ----------   -----------     ---------
                                                                   (IN MILLIONS)
ASSETS
Current assets:
  Cash and cash equivalents...................   $  229.8      $  5.6       $(161.9)(f)   $   73.5
  Receivables, net............................      344.0        21.5         (50.5)(e,f)    315.0
  Inventories.................................      248.2        19.9          13.3(h)       281.4
  Other current assets........................       77.0         7.8            --           84.8
                                                 --------      ------       -------       --------
     Total current assets.....................      899.0        54.8        (199.1)         754.7
  Property, plant and equipment...............      305.8        22.1          (7.1)(g,h)    320.8
  Goodwill....................................      406.7         9.7          70.2(h)       486.6
  Other assets................................      167.5         8.9          61.1(g,h)     237.5
                                                 --------      ------       -------       --------
     Total assets.............................   $1,779.0      $ 95.5       $ (74.9)      $1,799.6
                                                 ========      ======       =======       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term debt.............................   $   71.1      $  1.2       $  (0.8)(g)   $   71.5
  Accounts payable............................      328.0         9.9          (0.5)(e)      337.4
  Accrued and other current liabilities.......      174.2         4.3           5.6(f)       184.1
                                                 --------      ------       -------       --------
     Total current liabilities................      573.3        15.4           4.3          593.0
Long-term debt................................      974.9        11.1         (11.1)(g)      974.9
Other liabilities.............................      218.7         0.9            --          219.6
                                                 --------      ------       -------       --------
     Total liabilities........................    1,766.9        27.4          (6.8)       1,787.5
                                                 --------      ------       -------       --------
Commitments and contingencies
Stockholders' equity:
  Common stock................................        0.5         0.7          (0.7)(h)        0.5
  Capital in excess of par value..............      656.3         1.5          (1.5)(h)      656.3
  Retained earnings (accumulated deficit).....     (566.5)       83.4         (83.4)(h)     (566.5)
  Accumulated other comprehensive loss........      (77.2)         --            --          (77.2)
  Treasury stock, at cost.....................       (1.0)      (17.5)         17.5(h)        (1.0)
                                                 --------      ------       -------       --------
     Total stockholders' equity...............       12.1        68.1         (68.1)          12.1
                                                 --------      ------       -------       --------
     Total liabilities and stockholders'
       equity.................................   $1,779.0      $ 95.5       $ (74.9)      $1,799.6
                                                 ========      ======       =======       ========

  See accompanying notes to unaudited pro forma combined financial information

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

NOTE 1 -- BASIS OF PRESENTATION

     The unaudited pro forma financial information set forth above includes our historical results for the periods presented. The unaudited pro forma financial information also includes the combined financial results for the C-P Entities for the periods presented.

     On November 5, 2001, we acquired Cole-Parmer in a cash transaction for a total purchase price of approximately $208.5 million, net of cash acquired. We financed the acquisition using cash available from our public offering in May 2001 and from the sale of accounts receivable through our receivables securitization facility. The unaudited pro forma combined statement of operations for the nine months ended September 30, 2001 gives effect to the transaction as if it had occurred on January 1, 2000. Our fiscal year ends on December 31, and the fiscal year of the C-P Entities ended on March 31. The historical results of the C-P Entities for the nine months ended September 30, 2001 include the C-P Entities' results for the three months ended March 31, 2001 of its fiscal year then ended and the six months ended September 30, 2001. The unaudited pro forma combined statement of operations for the year ended December 31, 2000 gives effect to the transaction as if it had occurred on January 1, 2000. The unaudited pro forma combined balance sheet gives effect to the transaction as if it had occurred on September 30, 2001.

     The unaudited pro forma financial information includes certain pro forma adjustments as discussed below in Note 2. The unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position that would actually have been achieved had the acquisition been completed as of or for the periods presented, or that may be obtained in the future. You should read the unaudited pro forma financial information in conjunction with the audited and unaudited historical financial statements of us and the C-P Entities referred to above.

NOTE 2 -- UNAUDITED PRO FORMA ADJUSTMENTS

     (a) Represents the elimination of sales and cost of sales for transactions between us and Cole-Parmer for the periods presented.

     (b) Included in the $2.4 million and $3.1 million of pro forma adjustments to selling, general and administrative expense for the nine months ended September 30, 2001 and for the year ended December 31, 2000, respectively, are the following:

        - An adjustment to eliminate depreciation expense of Vista of $0.2 million and $0.3 million for the nine months ended September 30, 2001 and for the year ended December 31, 2000, respectively.

        - An adjustment to record approximately $1.3 million and $1.7 million of rent expense for lease payments to Vista for the nine months ended September 30, 2001 and for the year ended December 31, 2000, respectively. In connection with the acquisition, we entered into a lease agreement with Vista for the facility located in Vernon Hills, Illinois.

        - An adjustment to amortize identifiable intangible assets with finite useful lives and depreciate fair value adjustments to fixed assets over periods ranging from 3 to 24 years for intangible assets and 1 to 15 years for fixed assets. The depreciation and amortization expense adjustment was $1.3 million and $1.7 million for the nine months ended September 30, 2001 and for the year ended December 31, 2000, respectively. Goodwill and intangible assets related to this transaction have been accounted for in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 provides for the nonamortization of goodwill and other indefinite lived intangible assets. Accordingly, the unaudited pro forma adjustments do not include amortization of goodwill and indefinite lived intangible assets.

     (c) Represents an adjustment for the financing of the purchase price of $208.5 million funded through the sale of $50.0 million in receivables under our receivable securitization facility and existing cash on hand. The loss on the sale of receivables, which is included in interest expense, was calculated based on an implied rate of 4.4% and 6.3% for the nine months ended September 30, 2001 and for the year ended December 31, 2000, respectively. The foregone interest income was calculated based on a 4.6% and 6.0% interest rate for the nine months ended September 30, 2001 and for the year ended December 31, 2000, respectively.

     (d) Represents an adjustment for the tax effect on the Cole-Parmer historical financial results and related unaudited pro forma adjustments at the combined U.S. federal and state statutory tax rate of 37%. The tax effect of the remaining unaudited pro forma adjustments has been calculated using our effective tax rate of 40%. Because Cole-Parmer was organized as a Subchapter S corporation, its historical statements make no provisions for federal income taxes and for certain state income taxes where a Subchapter S election has been made.

     (e) Represents an adjustment to eliminate accounts receivables and accounts payable between us and Cole-Parmer at September 30, 2001.

     (f) Represents an adjustment to reflect the funding of the purchase price as we used available cash of $161.8 million from our public offering in May 2001 and $50.0 million from the sale of accounts receivable through our receivables securitization facility. The unaudited pro forma adjustment also reflects $0.1 million of cash for Vista, which was not acquired as part of the transaction. The pro forma combined balance sheet also reflects $5.6 million of accrued transaction costs.

     (g) Represents an adjustment to eliminate assets and liabilities not acquired by us, including $4.8 million cash surrender value for certain executive life insurance policies, certain debt obligations and Vista that held net property of $14.4 million and debt obligations of $11.4 million.

     (h) Represents an adjustment to allocate excess purchase price over the book value of the net assets acquired of $156.7 million, including fair value adjustments for inventory, property, plant and equipment intangible assets and goodwill. The allocation of purchase price has been made based upon management estimates and third party valuations that have not been finalized. Accordingly, the allocation of purchase price is preliminary.

NOTE 3 -- UNAUDITED PRO FORMA EARNINGS PER SHARE

     Unaudited pro forma earnings per share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Unaudited pro forma basic net income per share is computed by dividing pro forma net income by our historical weighted average number of shares of common stock outstanding during the period. Unaudited pro forma diluted net income per share is computed by dividing pro forma net income by our historical weighted average number of shares of common stock outstanding during the period, including potential common shares from conversion of stock options and warrants using the treasury stock method, if dilutive.

     The following table sets forth unaudited pro forma basic and diluted net income per share computational data for the periods presented (in millions, except per share amounts):

                                                            NINE MONTHS
                                                               ENDED        YEAR ENDED
                                                           SEPTEMBER 30,   DECEMBER 31,
                                                               2001            2000
                                                           -------------   ------------
Unaudited pro forma net income...........................      $ 8.1          $26.4
                                                               =====          =====
Weighted average shares of common stock outstanding used
  in the computation of basic earnings per share.........       47.8           40.1
Common stock equivalents(a)..............................        3.8            4.3
                                                               -----          -----
Shares used in the computation of diluted earnings per
  share..................................................       51.6           44.4
                                                               =====          =====
Unaudited pro forma basic net income per share...........      $0.17          $0.66
                                                               =====          =====
Unaudited pro forma diluted net income per share.........      $0.16          $0.59
                                                               =====          =====

---------------

(a) The amount of outstanding antidilutive common stock options and warrants excluded from the computation of unaudited pro forma diluted net income per share for the nine months ended September 30, 2001 and for the year ended December 31, 2000 was 0.9 million and 0.2 million, respectively.

     The unaudited pro forma basic and diluted net income per share does not purport to be indicative of our basic and diluted earnings per share that would actually have been achieved had the transaction been completed for the periods presented, or that may be obtained in the future.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We report our financial results on the basis of three business segments: domestic distribution, international distribution and laboratory workstations. The domestic and international distribution segments engage in the supply, marketing, service and manufacture of scientific, clinical, educational, and occupational health and safety products. The laboratory workstations segment manufactures laboratory workstations, fume hoods and enclosures for technology and communication centers. Until 1999, we operated a fourth segment, technology, which we disposed of through the spinoff of ProcureNet, our former outsourcing and supply chain management technology business, in April 1999 and the sale of our UniKix Technology software business in July 1999.

     In December 1998, we acquired 90% of Bioblock Scientific S.A., a leading distributor of scientific and laboratory instrumentation in France. We acquired the remaining 10% of Bioblock in the first quarter of 1999. From 1998 to 2000, we made other smaller acquisitions of laboratory product distributors and other businesses. In the first nine months of 2001, our acquisitions included:

     - our February 2001 acquisition of the pharmaceutical packaging services business of Covance, Inc., which we renamed Fisher Clinical Services;

     - our June 2001 acquisition of a controlling interest in Medical Analysis Systems, Inc, after having made an initial investment in March 2001; and

     - our July 2001 acquisition of Safety Equipment Company, a distributor of safety supplies and personal protection equipment.

     The purchase price for Fisher Clinical Services, after adjustments, was $132.7 million, which we financed through the sale of receivables under our receivables securitization facility. The aggregate purchase price for Medical Analysis Systems and Safety Equipment Company was $31.2 million.

     We have accounted for all of our acquisitions as purchases, with the operations of the acquired companies and businesses included in our financial statements from the dates of acquisition.

RECENT DEVELOPMENTS

     In November 2001, we acquired Cole-Parmer for a cash purchase price of approximately $208.5 million, net of cash acquired. Cole-Parmer is a leading worldwide manufacturer and distributor of specialty technical instruments, appliances, equipment and supplies. We financed the acquisition from the proceeds of our public offering in May 2001 and the sale of receivables under our receivables securitization facility. We will include the results of Cole-Parmer in our domestic distribution segment.

     During the fourth quarter of 2001, we commenced implementation of a plan focused on further integration of our international operations and recent acquisitions and the continued streamlining of our domestic operations, including the consolidation of certain distribution centers. The principal elements of this plan are the reduction of our workforce by approximately 3% and the consolidation of international sales and distribution facilities. We estimate that the total costs associated with this plan will be approximately $10.7 million. We recorded $8.9 million of restructuring charges and incurred a $0.4 million inventory write-off to cost of sales in connection with the plan during the fourth quarter of 2001. Upon completion of this plan, we expect a reduction of approximately $6.0 million in annual pre-tax expenses. Of this amount, we intend to reinvest approximately $3.0 million in our sales and marketing efforts and distribution capabilities surrounding our chemical and life sciences product portfolio. As a result, we expect to realize net annual savings of $3.0 million beginning in 2002.

RESULTS OF OPERATIONS

     The following table sets forth our sales and income (loss) from operations by segment (in millions):

                                NINE MONTHS ENDED
                                  SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                              ---------------------   ------------------------------
                                2001         2000       2000       1999       1998
                              --------     --------   --------   --------   --------
SALES:
Domestic distribution.......  $1,795.8     $1,653.0   $2,164.0   $1,992.9   $1,864.7
International
  distribution..............     320.2        316.4      451.0      478.8      421.1
Laboratory workstations.....     132.1        122.1      156.0      182.6      151.7
Technology..................        --           --         --         --         --
                              --------     --------   --------   --------   --------
     Segment sub-total......   2,248.1      2,091.5    2,771.0    2,654.3    2,437.5
Eliminations................    (122.8)      (113.9)    (148.7)    (139.8)    (143.1)
                              --------     --------   --------   --------   --------
Totals......................  $2,125.3     $1,977.6   $2,622.3   $2,514.5   $2,294.4
                              ========     ========   ========   ========   ========
INCOME (LOSS) FROM
  OPERATIONS:
Domestic distribution.......  $  128.5     $  116.7   $  140.5   $  123.5   $  113.2
International
  distribution..............       9.2          7.1        9.7        7.8       (1.5)
Laboratory workstations.....       3.3          2.9        4.2       24.7       21.0
Technology..................        --           --         --      (11.3)     (15.1)
                              --------     --------   --------   --------   --------
     Segment sub-total......     141.0        126.7      154.4      144.7      117.6
Recapitalization-related
  costs.....................        --           --         --         --      (71.0)
Restructuring and other
  (charges) credits.........     (52.7)(a)     (3.5)       2.0        1.5      (23.6)
Eliminations................      (0.2)        (0.8)      (0.1)       0.6       (0.2)
                              --------     --------   --------   --------   --------
Totals......................  $   88.1     $  122.4   $  156.3   $  146.8   $   22.8
                              ========     ========   ========   ========   ========

---------------

(a) The domestic distribution, international distribution and laboratory workstations segments accounted for $15.4 million, $2.6 million and $0.1 million, respectively, of the 2001 restructuring charge taken in the first quarter of 2001. The domestic distribution segment incurred a $1.1 million inventory write-off to cost of sales in the first quarter related to the restructuring. In addition, we accelerated the vesting of common stock options and recorded a primarily non-cash compensation charge of $33.5 million in the first quarter.

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 2000

     Sales. Sales for the nine months ended September 30, 2001 increased 7.5% to $2,125.3 million from $1,977.6 million for the comparable period in 2000. Excluding foreign exchange effects, sales increased to $2,144.0 million for the nine months ended September 30, 2001, an increase of 8.4% from the corresponding period in 2000.

     For the nine months ended September 30, 2001, sales in the domestic distribution segment increased 8.6% to $1,795.8 million. The increase is attributable to growth in the pharmaceutical and biotechnology markets and the impact of acquisitions, primarily our February 2001 acquisition of Fisher Clinical Services. We expect annual revenue growth for the domestic distribution segment, including the results of Cole-Parmer which was acquired on November 5, 2001 of 10% to 11% for 2001.

     Excluding foreign exchange effects, international distribution sales increased to $336.8 million for the nine months ended September 30, 2001, an increase of 6.4% from the corresponding period in 2000. We expect annual revenue growth of approximately 4% for the international distribution segment, excluding the impact of foreign exchange.

     In the laboratory workstation segment, sales grew to $132.1 million for the nine months ended September 30, 2001, an increase of 8.2% from the corresponding period in 2000. The growth is primarily attributable to increased sales volume and improved order activity. We expect annual sales growth for the laboratory workstation segment of approximately 7.5% for 2001.

     Gross profit. Our gross profit for the nine months ended September 30, 2001 increased to $539.7 million, an increase of 10.2% from the corresponding period in 2000. Gross profit as a percentage of sales increased to 25.4% for the nine months ended September 30, 2001, from 24.8% for the comparable period in 2000. The increase in gross profit as a percentage of sales was primarily due to acquisitions during the year.

     Selling, general and administrative expense. Selling, general and administrative expense for the nine months ended September 30, 2001 increased to $400.0 million, an increase of 8.3% from the corresponding period in 2000. Excluding nonrecurring costs of $5.5 million in the nine months ended September 30, 2000, selling, general and administrative expense as a percentage of sales was 18.8% for the nine months ended September 30, 2001 compared with 18.4% for the comparable period a year ago. The increase in selling, general and administrative expense as a percentage of sales is primarily due to the effect of acquisitions during the year.

     Restructuring and other charges. During the first quarter of 2001, we adopted and commenced implementation of a streamlining plan aimed at improving our operations, largely through office, warehouse and manufacturing facility consolidations and the discontinuance of certain product lines. We recorded a restructuring charge of $18.1 million in the first quarter of 2001. Upon adoption of the streamlining plan, we anticipated incurring approximately an additional $7.0 million of nonrecurring expenses related to the plan, of which we have incurred $5.6 million for the nine months ended September 30, 2001.

     The restructuring charge consisted of $10.9 million in accruals for employee termination and other severance costs associated with the termination of the employment of approximately 500 salaried and hourly employees as part of the streamlining plan and $7.2 million of exit costs relating primarily to lease cancellation costs and costs associated with the discontinuation of certain product lines. As of September 30, 2001, we have spent $8.2 million of the $18.1 million accrued.

     In addition, in March 2001, we accelerated the vesting of options to purchase approximately 2.3 million shares of common stock having an average exercise price of $20.85 per share. These options were then converted into the right to receive approximately 1.0 million shares of common stock, which were issued and deposited into a "rabbi trust." The number of shares issued was determined by dividing the "spread" value of the option (the difference between the last reported sale price on March 30, 2001 of $35.44 and the exercise price of the option) by $35.44. As a result of these transactions, we recorded a primarily non-cash compensation charge of $33.5 million during the first quarter of 2001.

     Income from operations. Income from operations for the nine months ended September 30, 2001 decreased to $88.1 million from $122.4 million for the comparable period in 2000. Excluding restructuring and other charges of $52.7 million and $3.5 million for the nine months ended September 30, 2001 and 2000, respectively, income from operations increased 11.8% to $140.8 million from $125.9 million for the comparable period a year ago.

     Income from operations for the domestic distribution segment increased 10.1% to $128.5 million for the nine months ended September 30, 2001. We expect income from operations as a percentage of sales for our domestic distribution segment to be approximately 7.1% for 2001. Income from operations for the international distribution segment increased 29.6% to $9.2 million for the nine months ended September 30, 2001. We expect the international distribution segment income from operations as a percentage of sales to increase to approximately 3.2% for 2001. Income from operations for the laboratory workstations segment increased to $3.3 million from $2.9 million for the nine months ended September 30, 2001. We expect income from operations as a percentage of sales for the laboratory workstations segment to be approximately 2.7% for 2001.

     Other (income) expense, net. Other (income) expense, net totaled $1.6 million of expense for the nine months ended September 30, 2001, compared with $4.3 million of income for the comparable period in 2000. The increase in other expense for the 2001 period was primarily due to our equity in the losses of unconsolidated affiliates, HealthNexis, formerly The New Health Exchange, and MAS, prior to acquiring a controlling interest. The losses totaled $5.1 million for the nine months ended September 30, 2001, compared with $0.4 million in the prior year. We expect the equity losses in HealthNexis to continue for the remainder of the year.

     Income tax provision. For the nine months ended September 30, 2001, we recorded an income tax provision of $6.2 million compared with a $20.7 million income tax provision for the corresponding period in 2000. The effective income tax rate for the nine months ended September 30, 2001 was 53% compared with 40% for the corresponding period in 2000. The higher effective tax rate for the nine months ended September 30, 2001 resulted from the restructuring and stock compensation charges taken in the first quarter of 2001 having a U.S. tax benefit of only 37%. For the fourth quarter of 2001, we anticipate that our effective tax rate will be approximately 40%.

2000 AS COMPARED WITH 1999

     Sales. Sales for the year ended December 31, 2000 increased 4.3% to $2,622.3 million from $2,514.5 million in 1999. Excluding the impact of foreign exchange, sales increased 5.9% for the year ended December 31, 2000. Sales growth in the domestic distribution segment was primarily due to internal sales growth. Sales decline in the international distribution segment was due entirely to weaker foreign currencies, primarily the euro, in 2000 compared to 1999. Excluding the $35.1 million negative impact of changes in foreign exchange rates, international distribution sales grew by 1.5% for the year ended December 31, 2000. Sales decline in the laboratory workstations segment was due primarily to a slowdown in the industrial research laboratory construction market.

     Gross profit. Gross profit for the year ended December 31, 2000 increased 3.1% to $648.3 million from $629.1 million in 1999. This increase resulted primarily from higher volume, which was partially offset by a decrease in gross profit margins. Gross profit as a percentage of sales decreased to 24.7% for the year ended December 31, 2000 from 25.0% in 1999. The reduction in gross profit as a percentage of sales was primarily due to a decline in sales in the laboratory workstations segment, coupled with a change in product mix. Gross profit in 1999 was negatively affected by a $5.3 million inventory write-off as a result of a change in our product portfolio.

     Selling, general and administrative expense. Selling, general and administrative expense for the year ended December 31, 2000 increased 4.6% to $494.0 million from $472.5 million in 1999. The increase in selling, general and administrative expense in 2000 was primarily due to increased sales volume. Selling, general and administrative expense for the year ended December 31, 2000 includes $10.4 million of nonrecurring costs consisting of $5.5 million of costs incurred by the domestic distribution segment for business combinations that were not consummated, $3.7 million of non-cash compensation expense relating to a one-time change in the terms of certain stock options, and $1.2 million of expenses related to targeted workforce reductions. For the year ended December 31, 1999, selling, general and administrative expense included $2.2 million of nonrecurring costs associated with our long-term restructuring plans. Excluding these nonrecurring costs, selling, general and administrative expense as a percentage of sales decreased to 18.4% for the year ended December 31, 2000 compared with 18.7% in 1999.

     Restructuring and other charges. In the third quarter of 2000, we recorded a restructuring credit of $2.0 million, which consisted of a $0.7 million reversal of the restructuring charge recorded in 1999 due to revised estimates of severance and related obligations and a $1.3 million reversal of restructuring charges recorded in years prior to 1999 due to revised estimates. In the fourth quarter of 1999, we recorded a $1.5 million net restructuring credit, which consisted of a $2.1 million restructuring charge related to our long-term restructuring plan and a $3.6 million reversal of prior period restructuring charges due to revised estimates. The 1999 restructuring charge reflected consolidation and downsizing of our German operations, which are included in our international distribution segment. This charge resulted from a plan that was adopted in December 1999. The charge related to severance and related costs for the termination of approximately 22 warehouse, customer service and sales employees. This plan was substantially complete at December 31, 2000. The $3.6 million reversal of prior period restructuring charges consists of a $3.0 million reduction of severance due to organizational changes and voluntary separations that occurred during 1999 which were not anticipated in prior periods and a $0.6 million reduction due to revised estimates for the closing of logistics centers in the United States.

     Income from operations. Income from operations for the year ended December 31, 2000 increased to $156.3 million from $146.8 million in 1999, primarily for the reasons discussed above. Excluding restructuring and other nonrecurring costs of $8.4 million in 2000 and $11.2 million in 1999, income from operations increased to $164.7 million in 2000 from $158.0 million in 1999.

     Interest expense. Interest expense for the year ended December 31, 2000 decreased to $99.1 million from $104.2 million in 1999. The decrease was primarily the result of a reduction in the amount of receivables sold under our receivables securitization facility during 2000 and favorable rate fluctuations on our interest rate swap agreements.

     Other (income) expense, net. Other (income) expense, net for the year ended December 31, 2000 decreased to $19.4 million of expense from $15.2 million of income in 1999. We recorded a charge of $23.6 million in the fourth quarter of 2000 related to the write-down to fair market value of investments in certain Internet-related ventures. The majority of this charge related to our investment in ProcureNet, which we spun off in April 1999. The charge was triggered primarily by market conditions that adversely impacted ProcureNet's cash flows. The 1999 period includes a gain on the sale of the UniKix Technology software business, gains from the sale of property, plant and equipment and a gain from the undesignated portion of our interest rate swap.

     Income tax provision. The income tax provision for the year ended December 31, 2000 decreased to $15.1 million from $34.4 million in 1999. The effective tax rate was 40.0% for 2000 compared with 59.5% for 1999. The decrease in the effective tax rate in 2000 is primarily due to the implementation of domestic and international tax planning initiatives and a reduction in foreign losses for which no tax benefits are recorded.

     Net income. Net income for the year ended December 31, 2000 decreased to $22.7 million from $23.4 million in 1999 for the reasons discussed above.

1999 AS COMPARED WITH 1998

     Sales. Sales for the year ended December 31, 1999 increased 9.6% to $2,514.5 million from $2,294.4 million in 1998. Sales growth in the domestic distribution and laboratory workstations segments in 1999 was primarily due to internal sales growth as well as the inclusion of sales of companies acquired in the second half of 1998 and the first quarter of 1999. Sales growth in the international distribution segment was predominantly due to the inclusion of sales of acquired companies.

     Gross profit. Gross profit for the year ended December 31, 1999 increased 9.7% to $629.1 million from $573.4 million in 1998, primarily as a result of increased sales volume. Gross profit as a percentage of sales was 25.0% in 1999 and 1998. Gross profit in 1999 was negatively affected by a $5.3 million inventory write-off as a result of a change in our product portfolio. Gross profit in 1998 was negatively affected by $2.7 million of charges for adjustments of certain domestic and international inventory reserves related to the 1998 restructuring charge discussed below. Gross profit, excluding these charges, increased to 25.2% of sales in 1999 from 25.1% in 1998.

     Selling, general and administrative expense. Selling, general and administrative expense for the year ended December 31, 1999 increased 7.2% to $472.5 million from $440.9 million in 1998. The increase in selling, general and administrative expense in 1999 was primarily due to the selling, general and administrative expense of companies acquired during the second half of 1998 and the first quarter of 1999 and increased sales volume. Selling, general and administrative expense in both periods includes nonrecurring costs associated with the temporary duplication of operations, relocation of inventories and employees, hiring and training new employees, and other nonrecurring costs associated with our long-term restructuring plans and management retention payments related to our recapitalization. For 1999, $2.2 million of these costs were included in selling, general and administrative expense compared with $7.6 million in 1998. Excluding these nonrecurring costs, selling, general and administrative expense as a percentage of sales was 18.7% in 1999 and 18.9% in 1998.

     Recapitalization-related costs. During the first quarter of 1998, we recorded $71.0 million of expenses consisting primarily of non-cash compensation expense relating to the conversion of employee stock options, the implementation of certain executive severance agreements and the grant of options to certain executives in accordance with the terms of our recapitalization.

     Restructuring and other charges. In the fourth quarter of 1998, we recorded $23.6 million of restructuring and other charges, which included $26.5 million of charges related to our long-term restructuring plan and $2.9 million of reversals for adjustments to prior period restructuring charges due to revised estimates. In 1998, restructuring and other charges included international asset impairment charges attributable to the economic slowdown in the Far East, write-offs of information systems due to a change in management's global information system strategy, and employee separation and other exit costs due to a restructuring of our management team in the United States and Europe and selected components of our sales force. These charges consisted of $13.6 million related to non-cash asset impairments, $12.0 million of accruals for employee separation arrangements and $0.9 million of exit costs. The 1998 restructuring plan was substantially completed during 1999.

     Loss from operations to be disposed of. In December 1998 our Board of Directors approved a plan to dispose of our technology business segment. The disposition was completed through the spinoff of ProcureNet in April 1999 and the sale of the UniKix Technology software business in July 1999. The results of operations of this segment are reported separately in our statement of operations. Loss from operations to be disposed of decreased to $11.3 million for the year ended December 31, 1999 from $15.1 million in 1998. The decrease was primarily due to a decrease in the operating losses of ProcureNet and the UniKix Technology software business during 1999 due to their dispositions. The 1999 period includes a $5.2 million write-off of in-process research and development costs associated with an acquisition made during the first quarter of 1999, while the 1998 period includes $3.5 million of restructuring and other nonrecurring costs.

     Income from operations. Income from operations for the year ended December 31, 1999 increased to $146.8 million from $22.8 million in 1998, primarily for the reasons discussed above. Excluding recapitalization-related, restructuring and other charges and nonrecurring costs of $11.2 million in 1999 and $108.4 million in 1998, income from operations for 1999 increased to $158.0 million from $131.2 million in 1998.

     Interest expense. Interest expense for the year ended December 31, 1999 increased to $104.2 million from $90.3 million in 1998. The increase was primarily the result of a full year of interest expense in 1999 resulting from the January 1998 recapitalization and additional indebtedness resulting from our issuance of $200.0 million principal amount of 9% Senior Subordinated Notes in November 1998, both partially offset by one-time charges of $6.5 million in the first quarter of 1998 related to the consummation of the recapitalization.

     Other (income) expense, net. Other (income) expense, net for the year ended December 31, 1999 increased to $15.2 million of income from $7.2 million of income in 1998. The increase in income in 1999 was primarily due to a gain on the sale of the UniKix Technology software business, gains from the sale of property, plant and equipment associated with our consolidation plans and a gain from the undesignated portion of our interest rate swap.

     Income tax provision (benefit). The income tax provision (benefit) was $34.4 million for the year ended December 31, 1999 compared with $(10.8) million in 1998. The effective tax rate was 59.5% for 1999. Excluding the $71.0 million of recapitalization related costs, of which a portion was nondeductible, the effective tax rate for 1998 was 152.7%. The decrease in the effective tax rate was due to reductions in foreign losses for which no tax benefits are recognized and the restructuring of foreign operations to permit the recognition of tax benefits on losses.

     Net income (loss). Net income for the year ended December 31, 1999 increased to $23.4 million from a loss of $49.5 million in 1998 for the reasons discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     During the nine months ended September 30, 2001, our operations provided $77.8 million of cash compared with $51.8 million of cash for the same period in 2000. This change in cash provided by operating activities is primarily due to an increase in net income adjusted for non-cash items. For the year ended December 31, 2000, our operations generated $107.2 million of cash compared with $124.7 million for 1999. The decrease in cash generated from operations in 2000 is primarily due to increased investments in working capital, partially offset by an increase in cash generated from net income, adjusted for non-cash items.

     During the nine months ended September 30, 2001, we used $196.8 million of cash for investing activities compared with $46.4 million for the same period in 2000. The increase in cash used for investing activities is primarily due to an increase in acquisition spending. In the first quarter of 2001, we acquired Fisher Clinical Services for an adjusted purchase price of $132.7 million. We also acquired two other entities for an aggregate purchase price of

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approximately $31.2 million. The acquisitions were funded with cash on hand and through the sale of receivables under our receivables securitization facility. We also invested $6.0 million as a debt investment in Medical Analysis Systems in the first quarter of 2001 and $3.2 million for our minority interest in HealthNexis. In November 2001, HealthNexis and Global HealthCare Exchange, LLC announced a plan to combine their operations. Upon completion of the merger, we will have an approximate ownership interest of 2.5% in the combined company. We will have no additional funding commitments to the newly merged entity. We anticipate an increase in annual capital expenditures during 2001 to approximately $45 million due to our ongoing warehouse consolidation program and expenditures related to acquisitions. We expect a further increase in annual capital expenditures during 2002 to $65 million due to these same activities and an increased investment in chemical manufacturing.

     During the year ended December 31, 2000, we used $57.1 million of cash for investing activities, compared with $62.5 million in 1999. We used $23.1 million for acquisitions in 2000, primarily for a manufacturing facility. During 1999, we completed two acquisitions and acquired the remaining shares of Bioblock Scientific S.A. for an aggregate net purchase price of $34.4 million. Capital expenditures decreased to $29.4 million in 2000 compared to $41.1 million in 1999. The decrease in 2000 was due to lower spending on information systems due to reduced spending for the Year 2000 issue and lower spending on facilities. Proceeds from the sale of property, plant and equipment decreased to $1.7 million in 2000 from $16.0 million in 1999. In 1999, we received proceeds from the sale of the UniKix Technology software business and from fixed asset sales resulting from our long-term warehouse consolidation strategy. Our investing activities in 2000 and 1999 were funded with cash on hand and cash generated from operating activities.

     During the nine months ended September 30, 2001, our financing activities provided $282.7 million of cash compared with using $18.6 million of cash for the same period in 2000. In May 2001, we sold 12.8 million shares of common stock to the public at a price of $24.00 per share, for proceeds of approximately $289.9 million net of underwriters' discounts and offering costs. We used a portion of the net proceeds to reduce the amount of receivables sold under our receivables securitization facility by $170.0 million and the remainder for acquisitions, including the acquisition of Cole-Parmer.

     Cash used in financing activities decreased to $32.8 million in 2000 compared with $74.1 million in 1999. Financing activities primarily related to reductions in the amount of receivables sold under our receivables securitization facility of $21.7 million in 2000 and $83.5 million in 1999.

     As of September 30, 2001, we had $1,046.0 million in outstanding indebtedness, including $221.3 million in secured indebtedness under our bank credit agreement. You should refer to Note 12 to the notes to our audited financial statements incorporated by reference in this prospectus for a description of our debt agreements. At September 30, 2001, we had $123.6 million of available borrowing capacity under our revolving credit facility, net of $51.4 million for letters of credit outstanding. At September 30, 2001, the unused portion of our receivables securitization facility was $170 million.

     We expect that cash flows from operations together with cash and cash equivalents on hand and funds available under existing credit facilities will be sufficient to meet our ongoing operating, capital expenditure and debt service requirements for at least the next 12 months. We intend to continue to pursue acquisitions of complementary businesses that will enhance our growth and profitability. We currently have no commitment, understanding or arrangement relating to any additional material acquisitions.

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

ACCOUNTING PRONOUNCEMENTS

     In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This Statement also amends ARB No. 51, " Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement also broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this Statement have been adopted as of January 1, 2002 and will be applied prospectively.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting For Asset Retirement Obligations" ("SFAS 143"). This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We adopted the provisions of SFAS 143 at the beginning of 2002. The adoption of SFAS 143 did not have a significant impact on our financial statements.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

     SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method for business combinations. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 141 shall be effective for all business combinations completed by us after June 30, 2001. Under the provisions of SFAS 141, goodwill and intangible assets determined to have an indefinite useful life that are acquired in a business combination completed after June 30, 2001 shall not be amortized. Goodwill and intangible assets acquired in business combinations completed prior to July 1, 2001 shall continue to be amortized until December 31, 2001. The adoption of SFAS 141 did not have a significant impact on our financial statements.

     SFAS 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under the nonamortization approach, goodwill and certain intangibles will not be amortized in results of operations, but instead would be reviewed for impairment and written down with a resulting charge to operations only in the period in which the recorded value of goodwill and certain intangibles is more than its fair value. SFAS 142 requires us to perform an evaluation of whether goodwill is impaired as of January 1, 2002, the effective date of the statement for us. This impairment evaluation is required to be completed by December 31, 2002.

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Additionally, SFAS 142 requires us to reassess the useful lives and residual values of all intangible assets and make any necessary amortization adjustments. Any transitional impairment loss resulting from the adoption of SFAS 142 will be recognized as a cumulative effect of a change in accounting principle in our statement of operations. The adoption of SFAS 142 resulted in the elimination of goodwill amortization beginning January 1, 2002. Our annual goodwill amortization was approximately $16.5 million in 2001. We are in the process of evaluating the effect that the transitional goodwill impairment provisions of this Statement will have on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We operate manufacturing and logistics facilities as well as offices around the world and utilize fixed and floating rate debt to finance our global operations. As a result, we are subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations, and market risk related to changes in interest rates and foreign currency exchange rates. We believe the political and economic risks related to our foreign operations are mitigated due to the stability of the countries in which our largest foreign operations are located.

     In the normal course of business, we use derivative financial instruments, including interest rate swaps and foreign currency forward exchange contracts to manage our market risks. Additional information regarding our financial instruments is contained in Notes 6 and 12 to our audited financial statements incorporated by reference in this prospectus. Our objective in managing our exposure to changes in interest rates is to limit the impact of these changes on earnings and cash flow and to lower our overall borrowing costs. Our objective in managing our exposure to changes in foreign currency exchange rates is to reduce volatility on earnings and cash flow associated with these changes. Our principal currency exposures are in the Euro, the British pound, and in the Canadian dollar. We do not hold derivatives for trading purposes.

     We measure our market risk related to our holdings of financial instruments based on changes in interest rates and foreign currency rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical 10% change in interest and currency exchange rates. We use market rates on our financial instruments to perform the sensitivity analysis. We do not include items such as lease contracts, insurance contracts, and obligations for pension and other post-retirement benefits in the analysis.

     Our primary interest rate exposures relate to our cash, fixed and variable rate debt and interest rate swaps. The potential loss in fair values is based on an immediate change in the net present values of our interest rate sensitive exposures resulting from a 10% change in interest rates. The potential loss in cash flows and earnings is based on the change in the net interest income/expense over a one-year period due to an immediate 10% change in rates. A hypothetical 10% change in interest rates would not have had a material impact on our fair values, cash flows or earnings for the first nine months of 2001 or the years ended December 31, 2000 or 1999.

     Our primary currency rate exposures are to our intercompany debt, cash and foreign currency forward contracts. The potential loss in fair values is based on an immediate change in the U.S. dollar equivalent balances of our currency exposures due to a 10% shift in exchange rates. The potential loss in cash flows and earnings is based on the change in cash flow and earnings over a one-year period resulting from an immediate 10% change in currency exchange rates. A hypothetical 10% change in the currency exchange rates would not have had a material impact on our fair values, cash flows or earnings for the first nine months of 2001 or the years ended December 31, 2000 or 1999.

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

                                    BUSINESS

OVERVIEW

     We are a world leader in serving science. We offer more than 600,000 products and services that enable scientific discovery and clinical laboratory testing services to more than 350,000 customers located in approximately 145 countries. As a result of our broad product offering, integrated global logistics network and electronic commerce capabilities, we serve as a "one-stop source" of products, services and global solutions for many of our customers. Our primary target markets are life science, clinical laboratory and industrial safety supply. We generate approximately 80% of our revenues from the sale of consumable products. We believe that this revenue base provides us with a broad and stable platform for future growth.

     We believe that our broad range of products and services and integrated global logistics network position us to take advantage of recent industry trends. In particular, recent developments in genomics, proteomics and various other discovery technologies have resulted in an increase in the pace of drug discovery and development. These advances have, in turn, led to significant capital inflows to pharmaceutical and biotechnology organizations, which we expect to spur significant growth in life science spending and eventually lead to increased demand for our products and services.

COMPANY HISTORY

     We were founded in 1902 and trace our roots back to 1851. Through organic growth and acquisitions we have established ourselves as a world leader in serving science. In January 1998, our management and an investment group including partnerships affiliated with Thomas H. Lee Partners purchased 87% of our common stock.

THE INDUSTRY

     LIFE SCIENCE RESEARCH. The life science research supply market consists primarily of the manufacture, sourcing and distribution of a wide range of scientific instruments, equipment, chemicals and other supplies, to a wide range of pharmaceutical, biotechnology and educational customers. We estimate that sales to the United States scientific research market totaled approximately $7.5 billion in 2000 and that those sales are growing at an average annual rate of 6% to 8%. We believe that the following recent developments suggest continued growth in overall research investment by pharmaceutical, biotechnology and medical technology companies:

     - Advances in the field of genomics. The mapping of the human genome by the Human Genome Project and its private counterparts coupled with rapid developments in the field of proteomics to elucidate the function of proteins and their role in diseases is generating significant life science laboratory activity directed at discovering new drugs and biological targets.

     - Increasing number of drugs in development worldwide. The number of drugs in the worldwide development pipeline increased by 49% from approximately 5,500 in 1995 to approximately 8,200 in 2000.

     CLINICAL LABORATORY. The clinical laboratory supply market consists primarily of the manufacture, sourcing and distribution of a broad range of scientific instruments, equipment, chemicals, clinical consumable diagnostic stains and reagents and other supplies to group purchasing organizations, integrated delivery networks, independent clinical laboratories, hospital and physician office laboratories, and other healthcare providers. The clinical laboratory industry has experienced significant growth in recent years as a result of increasing point of care testing and an ever-increasing array of advanced diagnostic tests and procedures. We estimate that the participants in the U.S. clinical laboratory testing market sold products and services totaling

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approximately $35.0 billion in 2000, up from approximately $27.0 billion in
1993. We estimate that the clinical testing supply market, the market we serve, totals approximately $8.0 billion per year and will continue to grow over the next several years due to such factors as the general aging of the United States population, the development of more advanced tests for the early detection of disease and increased occupational drug testing.

     INDUSTRIAL SAFETY SUPPLY. The industrial safety supply market consists of the manufacture, sourcing and distribution of occupational health and safety products. These products include respiratory protection systems, environmental monitoring and sampling equipment, personal protection equipment and other safety and clean-room supplies. Typical users of these products include industrial companies, electronic manufacturers and pharmaceutical and biotechnology companies. The industrial safety supply market is a highly fragmented market that we estimate to be approximately $8.5 billion per year.

CUSTOMERS

     We serve more than 350,000 customers in approximately 145 countries. Our customers range from nationally and internationally recognized scientific research, medical and educational institutions, pharmaceutical, biotechnology and medical technology companies, hospital purchasing organizations and government agencies to start-up companies. No single customer represented more than 5% of our total sales during the first nine months of 2001 or for the year ended December 31, 2000.

     We market our products and services to the following three principal customer groups:

     - laboratories engaged in scientific research and testing, including laboratories funded by biotechnology, medical technology and pharmaceutical companies, research institutions, medical schools and universities;

     - healthcare providers that perform diagnostic tests on patients, such as independent clinical laboratories, hospitals and physician office laboratories; and

     - users of occupational health and safety products in manufacturing and other activities.

OUR STRATEGY

     Our objective is to enhance our position as a world leader in serving science. The key elements of our strategy are:

     LEVERAGE OUR COMPETITIVE STRENGTHS.  Our key competitive strengths include:

     - Leading global brand name. The Fisher brand name has been widely recognized in the scientific community since 1902. In particular, we distribute more than one million product catalogs biennially, including the Fisher Catalog, a standard reference tool for scientists worldwide.

     - Broad product and service offering. Through our catalogs and website, we offer more than 600,000 products. We also offer a range of services, such as third-party procurement, bench-top delivery, laboratory instrument calibration and repair and contract manufacturing. Our broad offering of products and services enables us to effectively serve a diverse range of customers. In addition, our broad offering makes us the "one-stop source" for the research, clinical and safety supply needs of many of our customers.

     - Premier and diversified customer base. Our customers include some of the largest and fastest-growing companies in the life science, healthcare, education and industrial markets. These customers provide us with a stable source of business, enabling us to remain a market leader.

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     - Worldwide network of sales and customer service professionals.  We have a worldwide sales and customer service network of more than 3,000 employees who respond to our customers' questions regarding our products and their applications. Many of our sales force members have scientific or medical backgrounds, which allow them to provide in depth and superior service to the end users of our products.

     - Global logistics and sourcing capabilities. We have assembled an integrated global distribution logistics network which, combined with our order entry and inventory management systems, enables us to deliver products and services on a rapid basis worldwide. We make approximately 25,000 shipments each day. In the United States, we ship approximately 95% of all orders within 24 hours of the customer placing the order.

     CONTINUE TO PURSUE STRATEGIC ACQUISITIONS. Since 1991, we have acquired and successfully integrated 30 businesses. Through these acquisitions, we have expanded the markets that we serve and extended the breadth of our product and service offerings. We intend to leverage our experience in identifying and executing acquisitions by seeking to acquire additional businesses that, in conjunction with our existing capabilities, will enable us to:

     - Further penetrate existing markets. We are continuing to pursue domestic and international acquisition opportunities in our life science research, clinical laboratory, educational and industrial safety distribution markets.

     - Expand product and service offerings. We seek acquisition candidates that enable us to expand our product and service offerings to continually respond to the needs of our customers. Many of our customers are increasingly outsourcing a variety of operations, including manufacturing and packaging. We believe that we can capitalize on this trend by acquiring businesses that allow us to provide value-added services to our customers. For example, our acquisition of Fisher Clinical Services allows us to provide clinical trial packaging and distribution services to our pharmaceutical and biotechnology customers.

     LEVERAGE AND MAINTAIN TECHNOLOGY LEADERSHIP. We believe that the technology systems that enhance our distribution, logistics and customer service capabilities are among our key competitive strengths. We were among the first in our industry to employ electronic-commerce technology and we constantly seek to enhance our leadership position in electronic commerce. Our website, www.fishersci.com, has approximately 160,000 registered users. We believe that it is the world's largest and most comprehensive virtual marketplace for the sale of products and supplies for the scientific community. This website provides an interface between our customers' enterprise resource planning, procurement and accounting systems and our order entry, customer service and logistics networks. This allows us to streamline the procurement process and reduce supply chain costs for us and our customers. Sales through our various electronic-commerce channels increased to $367.0 million in 2000 from $194.0 million in 1998, representing 14.0% of sales in 2000, compared to 8.5% in 1998. This trend has continued with sales through our electronic-commerce channels totaling $366.3 million, or 17.2% of our total sales, for the nine months ended September 30, 2001.

     CAPITALIZE ON GROWTH OPPORTUNITIES IN THE LIFE SCIENCE AND OTHER
MARKETS. We plan to use our existing sourcing, manufacturing and logistics capabilities to further expand our product portfolio and offering of value-added services to strengthen our position in existing markets and enter new markets. In particular, the life science market has historically been one of our most important sources of business. We serve this market through our direct sales force and a dedicated team of specialists whom we have trained to meet the needs of our life science customers. In recent years, the life science market has experienced significant growth, which we are seeking to capitalize on by:

     - sourcing and developing new products;

     - augmenting our team of life science specialists; and

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

     - continually developing and introducing new programs to better serve our existing customers and attract new customers in these markets.

PRODUCTS AND SERVICES

     We currently offer more than 600,000 products, including self-manufactured products and products that we source from third party manufacturers. We constantly seek to expand and refine our product offerings to provide our customers with a complete array of products including:

     - Life science research products, such as scientific instruments, equipment, chemicals, clinical consumables and diagnostic reagents.

     - Clinical laboratory products, such as scientific instruments, equipment, chemicals, clinical consumables, diagnostic stains and reagents and other supplies.

     - Industrial safety supply products, such as personal protection equipment, respiratory protection systems, environmental monitoring and sampling equipment and other safety and clean room supplies.

     PROPRIETARY PRODUCTS. Our proprietary products consist of self-manufactured products, Fisher branded products and products for which we serve as the exclusive distributor. We estimate that proprietary products accounted for approximately 40% of our total sales in the first nine months of 2001 and in 2000. We sell these products primarily through our domestic and international distribution network.

     LABORATORY WORKSTATIONS. We manufacture and distribute laboratory workstations and fume hoods to companies engaged in scientific research. We also sell enclosures for technology and communication equipment. We sell our laboratory workstations primarily through a network of exclusive dealers. Our laboratory workstation product offering complements our broad consumable portfolio and enhances our position as a "one-stop source" for the laboratory needs of our customers.

     SERVICES. We offer our customers general laboratory instrument repair and safety equipment services. We service all of our self-manufactured equipment and instrumentation and provide repair and warranty services for many other manufacturers. In addition, our broad portfolio of services includes instrument calibration, instrument certification and integrated services designed to provide comprehensive instrument coverage, documentation and facility service management.

     PHARMACEUTICAL OUTSOURCING SERVICES. We provide contract manufacturing services worldwide to our pharmaceutical and biotechnology customers. These services include the manufacture of chemicals and diagnostics according to our customers' specifications. In addition, we have expanded our service offerings to leverage our presence and brand recognition in the pharmaceutical and biotechnology industries through our acquisition of the pharmaceutical packaging services business of Covance, which we renamed Fisher Clinical Services Inc., and a diagnostic manufacturing facility from Bayer Corporation, which we renamed Fisher Diagnostics. Fisher Clinical Services provides specialized packaging, distribution and related services for biotechnology and pharmaceutical companies engaged in the clinical trials phase of drug development.

SALES AND MARKETING

     SALES AND CUSTOMER SERVICE PROFESSIONALS. We provide customer support through a worldwide network of more than 3,000 sales and customer service employees. Our direct sales force consists of account representatives and product/systems sales specialists who are located worldwide. These customer service representatives, supported by a scientific and technical staff,

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respond to end-user product or application questions and assist our customers with efficient order acquisition. Most of the members of our direct sales force have scientific or medical backgrounds, which enable them to provide technical assistance to the end users of our products. Because of the complexity of many of the products that we offer, we believe that this technical expertise is highly valued by our customers. These representatives provide the basis for our market-driven new product and service development program. They do this by identifying customer needs and based upon this information, we use our extensive technical expertise to develop new products or services.

     FISHER CATALOG. We have been publishing the Fisher Catalog for more than 95 years. The Fisher Catalog is a standard product reference for the scientific community worldwide. In addition, we publish the Fisher HealthCare Catalog, the Acros Organics Catalog of Fine Chemicals, the Fisher Chemical Catalog, the Fisher Science Education Catalog, the Fisher Scientific Safety Catalog and the Cole-Parmer(R) General Catalog. We also publish catalogs in eight different languages to support our growing worldwide presence. We continuously add new products to the electronic version of our catalogs, making our suite of catalogs one of the most complete and up-to-date sources of laboratory and safety products available. We produce more than one million printed copies of our various catalogs biennially, with supplements tailored to specific market segments such as biotechnology, research chemicals, educational materials and occupational health and safety.

     ELECTRONIC-COMMERCE. We introduced our first proprietary electronic ordering system in 1967. We have developed electronic-commerce capabilities that target the scientific research, healthcare and safety marketplaces. We believe that we are the leading electronic-commerce solution serving the life science, clinical laboratory and industrial safety markets. We offer a robust web-enabled, on-line procurement system for both end users and purchasing professionals designed to streamline their purchasing time and reduce costs.

DISTRIBUTION NETWORK

     Our domestic logistics network consists of 25 locations, including a national distribution center in Somerville, New Jersey, regional centers in Massachusetts, California, Illinois and Georgia and 20 local distribution facilities throughout the United States.

     Outside of the United States, we have 17 logistics facilities in 10 countries, including facilities in Canada, Europe, the Far East and Latin America. We augment our international logistics network with sales offices in 19 countries and independent dealers in over 100 countries worldwide. We make approximately 25,000 shipments per day. In the United States, we ship approximately 95% of all orders within 24 hours of the customer placing the order.

MANUFACTURING

     Our principal manufacturing facilities are located in:

     - Fair Lawn and Somerville, New Jersey;

     - Geel, Belgium;

     - Two Rivers, Wisconsin;

     - Rochester and Conklin, New York;

     - Allentown, Indiana and Pittsburgh, Pennsylvania;

     - Mountain Home, Arkansas;

     - Loughborough and Horsham, United Kingdom;

     - Middletown, Virginia;

     - Camarillo, California;

     - Barrington, Illinois;

     - Singapore; and

     - Basel, Switzerland.

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     We have clean-room manufacturing facilities that meet customer and Food and
Drug Administration requirements. All chemicals manufactured in our FDA licensed, ISO 9002-certified and cGMP facilities undergo rigorous quality assurance and testing procedures throughout the entire production process. Our constant testing through production ensures that our chemicals have the lot-to-lot consistency our customers need for uniform analysis. We have invested in a complete range of instrumentation and scientific staff for quality testing and analysis.

SUPPLIERS

     We distribute laboratory instruments, supplies and equipment obtained from approximately 6,000 vendors. Our largest supplier represented approximately 10% of sales for the first nine months of 2001 and for the year ended December 31, 2000. Our manufacturing operations are not dependent on any particular supplier or group of affiliated suppliers of raw materials, and we have not experienced difficulties in obtaining raw materials in the past.

COMPETITION

     We operate in a highly competitive market. We compete primarily with a wide range of suppliers and manufacturers that sell their own products directly to end-users. We also compete with other distributors. The principal means of competition in the markets we serve are systems capabilities, breadth, price and service. We believe we compete favorably as to all of these factors.

TRADEMARKS AND PATENTS

     We own or license several patents and patent applications, but we do not consider any single patent to be material. We have more than 250 registered and unregistered service marks and trademarks for our products and services. Some of our more significant marks include Fisher Rims, Accumet, Acros, Barnant, Biochemical Sciences, Chemalert, Chemguard, Cole-Parmer, Enviroware, Eutech, Fisher, Fisherbiotech, Fisherbrand, Fisher Diagnostics, Fisher HealthCare, Fisher Safety, Fisher Scientific, Gastrak, Hamilton, Histoprep, Isotemp, Marathon, Masterflex, Microprobe, Oakton, Optima, Pacific Hemostasis, and Valutrak. Registered trademarks generally can have perpetual life, provided they are renewed on a timely basis and continue to be used properly as trademarks, subject to the rights of third parties to seek cancellation of the marks.

EMPLOYEES

     As of November 30, 2001, we had approximately 8,900 full-time employees. We consider relations with our employees to be good. We are a party to several collective bargaining agreements, which do not cover a significant number of employees.

ENVIRONMENTAL MATTERS

     A number of our domestic and international operations involve the handling, manufacture, use or sale of substances that are or could be classified as toxic or hazardous substances within the meaning of applicable environmental laws. Consequently, some risk of environmental and other damage is inherent in our particular operations and products, as it is with other companies engaged in similar businesses. Our expenses for environmental matters relate to the costs of managing company-wide environmental protection compliance programs, complying with environmental regulations and permitting requirements and installing, operating and maintaining groundwater treatment systems and other remedial activities related to environmental contamination. These expenses were approximately $1.2 million in 2000 and $1.0 million in 1999. We estimate that our expenses for environmental matters will continue to be approximately $1.0 million per year.

     Our Fair Lawn and Somerville, New Jersey facilities are the subject of administrative consent orders issued by the New Jersey Department of Environmental Protection. These orders require us to maintain groundwater remediation activities at these sites. In addition, as the owner of the Fair Lawn facility, we are listed as a potentially responsible party for remediation of contamination located within an area called the Fairlawn Wellfields Superfund Site. This site was listed in 1983 on the National Priority List under the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980. This statute, referred to as "CERCLA", is also known as the "Superfund Act". We have also been notified that we are among the potentially responsible parties under CERCLA or similar state laws for the costs of investigating or remediating contamination at various other superfund sites. Our other liabilities for environmental matters relate to domestic and international remedial measures and environmental regulatory compliance requirements such as the Clean Air Act, the Clean Water Act and other applicable governmental requirements.

     We cannot predict our potential costs related to environmental matters and the possible impact on our future operations given the uncertainties regarding the extent of any required cleanups, the complexity and interpretation of applicable laws and regulations, the varying costs of alternative cleanup methods and the extent of our responsibility. However, these costs could be material. We record accruals for environmental liabilities, based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. We calculate estimates based upon reports prepared by environmental specialists and our management's knowledge and experience with these environmental matters. We include in these estimates potential costs for investigation, remediation, operation and maintenance of cleanup systems and related capital expenditures. Our accrued liabilities for environmental matters were $30.2 million for the nine months ended September 30, 2001 and $31.0 million and $32.5 million at December 31, 2000 and 1999, respectively.

     Although these amounts do not include third-party recoveries, we may be entitled to indemnification from third parties for liabilities relating to certain sites. We believe that this accrual is adequate for the environmental liabilities that we expect to incur. As a result, we believe that our ultimate liability with respect to environmental matters will not have a material adverse effect on our financial position or results of operations. However, we may be subject to additional remedial or compliance costs due to future events, such as changes in existing laws and regulations, changes in agency direction or enforcement policies, developments in remediation technologies or changes in the conduct of our operations, which could have a material adverse effect on our financial position or results of operations.

LEGAL PROCEEDINGS

     We are a party to various lawsuits and other legal proceedings, including some class action and consolidated multi-party product liability actions for products we allegedly distributed. We believe that the ultimate liability with respect to these matters, if any, will not have a material adverse effect on our results of operations, financial position and cash flows.

                                   MANAGEMENT

     Our executive officers and directors, and their ages and positions as of December 31, 2001 are:

EXECUTIVE OFFICERS AND DIRECTORS             AGE                    POSITION
--------------------------------             ---                    --------
Paul M. Montrone(3)........................  60    Chairman of the Board and Chief Executive
                                                   Officer
Paul M. Meister(3).........................  49    Vice Chairman of the Board and Executive
                                                   Vice President
David T. Della Penta.......................  53    President and Chief Operating Officer
Kevin P. Clark.............................  39    Vice President and Chief Financial Officer
Todd M. DuChene............................  38    Vice President, General Counsel and
                                                   Secretary
Mitchell J. Blutt, M.D.(1).................  44    Director
Robert A. Day(1)(2)........................  57    Director
Michael D. Dingman(2)......................  70    Director
Anthony J. DiNovi(3).......................  39    Director
David V. Harkins...........................  60    Director
Scott M. Sperling(2)(3)....................  44    Director
Kent R. Weldon(1)..........................  34    Director

---------------

(1) Member of the Audit Committee.

(2) Member of Compensation Committee.

(3) Member of the Executive Committee.

     Paul M. Montrone has been our Chairman of the Board since March 1998 and our Chief Executive Officer since prior to 1996. He served as our President from prior to 1996 to 1998. Mr. Montrone is also a director of the General Chemical Group Inc. (producer of soda ash and calcium chloride) (Chairman), GenTek Inc. (manufacturer of telecommunications, automotive and performance products) (Chairman) and Waste Management, Inc.

     Paul M. Meister has been our Vice Chairman of the Board and Executive Vice President since March 2001. He served as our Vice Chairman of the Board, Executive Vice President and Chief Financial Officer from March 1998 to February 2001. He served as our Senior Vice President and Chief Financial Officer from prior to 1996 to March 1998. Mr. Meister is also a director of General Chemical Group Inc. (Vice Chairman), GenTek Inc. (Vice Chairman), M&F Worldwide Corp. and Minerals Technologies Inc.

     David T. Della Penta has been our President and Chief Operating Officer since April 1998. From prior to 1996 until April 1998, Mr. Della Penta served as President of Nalge Nunc International, a subsidiary of Sybron International Corporation (now known as Apogent Technologies, Inc.) (medical laboratory device manufacturer).

     Kevin P. Clark has been our Vice President and Chief Financial Officer since March 2001. He served as our Vice President and Controller from May 1998 to February 2001. Mr. Clark served as our Vice President and Treasurer from September 1997 to May 1998, and as our Assistant Treasurer from prior to 1996 to 1997.

     Todd M. DuChene has been our Vice President, General Counsel and Secretary since November 1996.

     Mitchell J. Blutt, M.D. has been an Executive Partner of J.P. Morgan Partners, LLC, or its predecessor, Chase Capital Partners, since 1996. He is also an executive officer of JPMP Capital

Corp., which is the general partner of the general partner of J.P. Morgan Partners (BHCA), L.P. (formerly Chase Equity Associates, L.P.). He has been an Adjunct Assistant Professor of Medicine at Weill Medical College of Cornell University since prior to 1996, and is a certified internist.

     Robert A. Day has been Chairman of the Board and Chief Executive Officer of Trust Company of the West (investments) since prior to 1996 and Chairman and President of W.M. Keck Foundation (philanthropic organization) since 1996. Mr. Day is also a director of Freeport-McMoran Inc.

     Michael D. Dingman was our Chairman of the Board from prior to 1996 until 1998. He has been President of Shipston Group Ltd. (international investments) since prior to 1996. Mr. Dingman is also a director of Ford Motor Company.

     Anthony J. DiNovi has been employed by Thomas H. Lee Partners, L.P., and its predecessor Thomas H. Lee Company since prior to 1996 and currently serves as a Managing Director. Mr. DiNovi serves as a director of Eye Care Centers of America, Inc., Fairpoint Communications, Inc., USLEC Corp. and Vertis, Inc.

     David V. Harkins has been employed by Thomas H. Lee Partners, L.P., and its predecessor Thomas H. Lee Company since prior to 1996 and currently serves as a Senior Managing Director and President of Thomas H. Lee Partners, L.P. Mr. Harkins serves as a director of Conseco Inc., Cott Corporation, Metris Companies, National Dentex (Chairman), Stanley Furniture Company, Inc., and Syratech Corporation.

     Scott M. Sperling has been employed by Thomas H. Lee Partners, L.P., and its predecessor Thomas H. Lee Company since prior to 1996 and currently serves as a Managing Director. Mr. Sperling serves as a director of CTC Communications, GenTek, Vertis, Inc. and Wyndham International.

     Kent R. Weldon has been employed by Thomas H. Lee Partners, L.P., and its predecessor Thomas H. Lee Company since prior to 1996 and currently serves as a Managing Director. Mr. Weldon serves as a director of Fairpoint Communications, Inc. and Syratech Corporation.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth as of November 30, 2001 certain information concerning the beneficial ownership of our stock by:

     - each person known by us to be a beneficial owner of more than 5% of common stock;

     - our chief executive officer and each of our four other most highly compensated executive officers;

     - each of our directors;

     - all of our directors and executive officers as a group; and

     - each of the selling stockholders.

     Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of November 30, 2001 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the option, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, references to shares in the footnotes to the following table refer to shares of our voting common stock.

     The beneficial ownership percentages in the table below are calculated on the basis of 54,147,078 shares of common stock outstanding as of November 30, 2001. The table assumes that the underwriters will not exercise their over-allotment option to purchase up to 1,072,500 shares of common stock. If the underwriters exercise their option, some of the selling stockholders will sell the additional shares necessary to satisfy the option exercise ratably in proportion to the number of shares offered by the selling stockholders before the option exercise.

                                        SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                               OWNED              SHARES BEING            OWNED
                                       PRIOR TO THE OFFERING        OFFERED        AFTER THE OFFERING
                                     --------------------------   ------------     -------------------
NAME OF BENEFICIAL OWNER               NUMBER               %                        NUMBER       %
------------------------               ------               -                        ------       -
Thomas H. Lee Equity Fund III,
  L.P. ............................  21,749,345(1)(2)(3)   39.0%   3,992,322(22)   17,757,023     31.8%
Credit Suisse First Boston.........   6,572,289(2)(4)(5)   12.0    1,202,505(23)    5,369,784      9.8
J.P. Morgan Partners (BHCA),
  L.P. ............................   4,367,335(2)(6)       8.0      801,670        3,565,665      6.5
Merrill Lynch Entities.............   1,310,205(2)(7)(8)    2.4      240,503(24)    1,069,702      2.0
Paul M. Montrone...................   2,851,007(2)(9)       5.1      416,332        2,434,675      4.4
Paul M. Meister....................   1,760,108(2)(10)      3.2      270,056        1,490,052      2.7
David T. Della Penta...............     524,387(2)(11)        *       16,879          507,508        *
David V. Harkins...................     108,210(2)(12)        *       19,863(25)       88,347        *
Kevin P. Clark.....................     110,100(2)(13)        *       21,380           88,720        *
Todd M. DuChene....................     107,963(2)(14)        *       21,136           86,827        *
Scott M. Sperling..................      54,105(2)(15)        *        9,932(26)       44,173        *
Anthony J. DiNovi..................      54,105(2)(16)        *        9,932           44,173        *
Robert A. Day......................      27,758(17)           *           --           27,758        *
Kent R. Weldon.....................       8,115(2)(18)        *        1,490            6,625        *
Mitchell J. Blutt, M.D.(6).........          --              --           --               --       --
Michael D. Dingman (19)............          --              --           --               --       --
All directors and executive
  officers as a group (12
  individuals).....................   5,605,858(2)(20)(21)  9.9%     787,000        4,818,858      8.5%

                                        SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                               OWNED              SHARES BEING            OWNED
                                       PRIOR TO THE OFFERING        OFFERED        AFTER THE OFFERING
                                     --------------------------   ------------     -------------------
OTHER SELLING STOCKHOLDERS(27)         NUMBER               %                        NUMBER       %
------------------------------         ------               -                        ------       -
Michael Brown......................      92,540             *          6,411           86,129     *
Thomas Evangelista.................      39,305             *          6,049           33,256     *
Robert Forte.......................      72,821             *         23,400           49,421     *
Jeffrey Gleason....................      51,329             *         19,844           31,485     *
Kenneth J. Hessler.................      13,448             *          2,028           11,420     *
Leroy Hood.........................      52,785             *         10,000           42,785     *
Bradley Mahood.....................      24,199             *          6,005           18,194     *
Carolyn Miller.....................      23,376             *          1,989           21,387     *
Paul Patek.........................     145,163             *         25,135          120,028     *
Neil Perlman.......................      67,502             *         13,737           53,765     *
Charles Rohlmeier..................      12,072             *          2,477            9,595     *
John R. Sasso......................      42,615             *         22,615           20,000     *
Carlton G. Stott...................      13,810             *          1,886           11,924     *
Albert Strausser III...............      25,991             *          3,013           22,978     *
Steven Shulman.....................      75,740             *         10,000           65,740     *
Michael Toner......................      86,040             *         12,628           73,412     *

---------------

    * Less than 1%

(1) The address of Thomas H. Lee Equity Fund III, L.P. ("Equity Fund III") is c/o Thomas H. Lee Partners, L.P., 75 State Street, Boston, Massachusetts 02109. The information is based on a Schedule 13D dated February 2, 1998, as amended by Amendment No. 1 thereto dated April 13, 1999 and Amendment No. 2 thereto dated July 3, 2001, filed with the SEC by the THL Entities (including Equity Fund III, THL FSI Equity Investors L.P. ("THL-FSI"), THL Foreign Fund III ("Foreign Fund III"), THL-CCI Limited Partnership (n/k/a Thomas H. Lee Investors Limited Partnership, "THL-CCI"), David V. Harkins, Anthony J. DiNovi, Scott M. Sperling and Kent R. Weldon (collectively, the "THL Directors"), certain persons affiliated with Thomas H. Lee Partners, L.P. or the THL Directors (collectively, the "Additional THL Persons")); Thomas H. Lee Equity Advisors III Limited Partnership ("Advisors III"), THL Equity Trust III ("Trust III") and THL Investment Management Corp. ("THL Investment"). Each of the THL Entities, Advisors III, Trust III and THL Investment expressly disclaims beneficial ownership of shares of common stock held by others.

(2) The shares are subject to the terms and restrictions of an Amended and Restated Investors' Agreement (the "Investors' Agreement") dated as of March 29, 1999 and amended on May 14, 2000 and May 2001 among us; the THL Entities; DLJ Merchant Banking Partners II, L.P. ("DLJ Partners II"); DLJ Merchant Banking Partners Il-A, L.P. ("DLJ Partners Il-A"), DLJ Offshore Partners II, C.V. ("DLJ Offshore II"); DLJ Diversified Partners, L.P. ("DLJ Diversified"); DLJ Diversified Partners-A, L.P. ("DLJ Diversified-A"); DLJ Millennium Partners, L.P. ("DLJ Millennium"); DLJ Millennium Partners-A, L.P. ("DLJ Millennium-A"); DLJMB Funding II, Inc. ("DLJ Funding II"); UK Investment Plan 1997 Partners ("UK Partners"); DLJ EAB Partners, L.P. ("DLJ EAB"); DLJ ESC II, L.P. ("DLJ ESC II"), and DLJ First ESC, L.P. ("DLJ ESC" and DLJ Partners II, DLJ Partners Il-A, DLJ Offshore II, DLJ Diversified, DLJ Diversified-A, DLJ Millennium, DLJ Millennium-A, DLJ Funding II, UK Partners, DLJ EAB and DLJ ESC II are collectively referred to herein as the "DLJ Entities"); J.P. Morgan Partners (BHCA), L.P., formerly Chase Equity Associates, L.P. ("CEA"); Merrill Lynch KECALP L.P. 1997 ("ML KECALP"); KECALP Inc. ("KECALP"); ML IBK Positions, Inc. ("ML IBK" and together with ML KECALP and KECALP, the "Merrill Lynch Entities"); and Paul M. Montrone, Paul M. Meister, Todd M. DuChene and certain other members of Fisher management (collectively, the "Management Investors"), whom collectively may constitute a "group" under the Securities Exchange Act of 1934, as amended. Each of the parties to the Investors' Agreement expressly disclaims beneficial ownership of shares of common stock held by others.

 (3) Includes 12,047,625 outstanding shares and 991,340 shares issuable upon the exercise of warrants to purchase shares owned by Equity Fund III; 6,052,935 outstanding shares and 498,070 shares issuable upon the exercise of warrants to purchase shares owned by THL-FSI; 745,470 outstanding shares and 61,340 shares issuable upon the exercise of warrants to purchase shares owned by Foreign Fund III; 741,960 outstanding shares and 61,045 shares issuable upon the exercise of warrants to purchase shares owned by THL-CCI; 99,980 outstanding shares and warrants to purchase 8,230 shares owned by Mr. Harkins and persons affiliated with Mr. Harkins (see footnote 12); 49,990 outstanding shares and warrants to purchase 4,115 shares issuable upon the exercise of warrants to purchase shares owned by Mr. Sperling or a limited partnership of which Mr. Sperling is a general partner (see footnote 15); 49,990 outstanding shares and warrants to purchase 4,115 shares owned by Mr. DiNovi; 7,500 outstanding shares and warrants to purchase 615 shares owned by Mr. Weldon; and 300,310 outstanding shares and warrants to purchase 24,715 shares attributable to the Additional THL Persons.

 (4) The address of Credit Suisse First Boston is Vetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland. The information is based on a Schedule 13D dated February 10, 1998 as amended by Amendment No. 1 thereto dated December 14, 2000 filed with the SEC by Credit Suisse First Boston, a Swiss bank (the "Bank"), on behalf of itself and its subsidiaries to the extent that they constitute a part of the Credit Suisse First Boston business unit (the "CSFB Business Unit") of the Credit Suisse Group, a Swiss Corporation ("CSG"), including Credit Suisse First Boston, Inc., Credit Suisse First Boston (USA), Inc. (formerly known as Donaldson, Lufkin and Jenrette, Inc.), the DLJ Entities, DLJ Merchant Banking II, LLC, DLJ Merchant Banking II, Inc., DLJ Diversified Associates, L.P., DLJ Diversified Partners, Inc., DLJ LBO Plans Management Corporation, DLJ Capital Investors, Inc. and UK Investment Plan 1997, Inc. CSG expressly disclaims beneficial ownership of shares of common stock held by its direct and indirect subsidiaries, including the CSFB Business Unit. The CSFB Business Unit expressly disclaims beneficial ownership of shares of common stock held by CSG and any of CSG's and the Bank's other business units.

 (5) Includes 3,812,895 outstanding shares and 313,745 shares issuable upon the exercise of warrants to purchase shares owned by DLJ Partners II; 676,965 outstanding shares and 55,700 shares issuable upon the exercise of warrants to purchase shares owned by DLJ Funding II; 719,015 outstanding shares and 59,165 shares issuable upon the exercise of warrants to purchase shares owned by DLJ ESC II; 222,920 outstanding shares and 18,345 shares issuable upon the exercise of warrants to purchase shares owned by DLJ Diversified; 187,500 outstanding shares and 15,430 shares issuable upon the exercise of warrants to purchase shares owned by DLJ Offshore II; 151,845 outstanding shares and 12,495 shares issuable upon the exercise of warrants to purchase shares owned by DLJ Partners II-A; 100,880 outstanding shares and 8,300 shares issuable upon the exercise of warrants to purchase shares owned by U.K. Partners; 61,650 outstanding shares and 5,075 shares issuable upon the exercise of warrants to purchase shares owned by DLJ Millennium; 82,785 outstanding shares and 6,810 shares issuable upon the exercise of warrants to purchase shares owned by DLJ Diversified-A; 17,120 outstanding shares and 1,410 shares issuable upon the exercise of warrants to purchase shares owned by DLJ EAB; 12,025 outstanding shares and 990 shares issuable upon the exercise of warrants to purchase shares owned by DLJ Millennium-A; and 7,335 outstanding shares and 605 shares issuable upon the exercise of warrants to purchase shares owned by DLJ ESC; and 21,284 shares held by CSFB in proprietary trading and investment accounts. Each of the

     DLJ Entities expressly disclaims beneficial ownership of shares of common stock held by others.

 (6) The address of J.P. Morgan Partners (BHCA), L.P. ("JPMP (BHCA)") is 1221 Avenue of the Americas, New York, New York 10020-1080. JPMP (BHCA) is the owner of 4,035,290 outstanding shares of non-voting stock and warrants to purchase 332,045 shares of non-voting stock, which stock is convertible on a one-to-one basis into shares of voting common stock, as provided by our corporate charter. Mitchell J. Blutt, M.D. serves as one of our directors, and is a limited partner of JPMP Master Fund Manager ("MF Manager"), formerly Chase Capital Partners, the general partner of JPMP (BHCA). As a result of internal reorganizations in January 2001, MF Manager became a limited partnership and all but one of its general partners, including Dr. Blutt, became limited partners in the partnership. Dr. Blutt expressly disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

 (7) The address of ML KECALP and KECALP is 95 Greene Street, Jersey City, New Jersey 07302-3815. The address of ML IBK is c/o Merrill Lynch, Pierce, Fenner & Smith Incorporated, 95 Greene Street, Jersey City, New Jersey 07302-3815.

 (8) Includes 973,370 outstanding shares and 80,095 shares issuable upon the exercise of warrants to purchase shares owned by ML KECALP; 185,405 outstanding shares and 15,255 shares issuable upon the exercise of warrants to purchase shares owned by KECALP; 51,815 outstanding shares and 4,265 shares issuable upon the exercise of warrants to purchase shares owned by ML IBK. Each of the Merrill Lynch Entities expressly disclaims beneficial ownership of shares of common stock held by others.

 (9) Includes 1,348,626 shares issuable upon exercise of options exercisable within 60 days of November 30, 2001, 275,000 shares owned directly by Mr. Montrone, 362,500 shares which are held in the Fisher Scientific International Inc. Executive Retirement and Savings Program Trust (the "Savings Trust"), 726,985 shares held in a rabbi trust established under agreement dated as of January 21, 1998 (the "Rabbi Trust I") and 137,896 shares held in a rabbi trust established under agreement dated as of March 30, 2001 (the "Rabbi Trust II"). The address for Mr. Montrone is c/o Fisher, Liberty Lane, Hampton, NH 03842.

 (10) Includes 812,302 shares issuable upon exercise of options exercisable within 60 days of November 30, 2001, 175,000 shares owned directly by Mr. Meister, 271,500 shares which are held in the Savings Trust, 443,849 shares which are held in the Rabbi Trust I and 57,457 shares held in the Rabbi Trust II. The address for Mr. Meister is c/o Fisher, Liberty Lane, Hampton, NH 03842.

(11) Includes 325,000 shares issuable upon exercise of options exercisable within 60 days of November 30, 2001, 50,000 shares owned directly by Mr. Della Penta and 149,387 shares held in the Rabbi Trust II. The address for Mr. Della Penta is c/o Fisher, Liberty Lane, Hampton, NH 03842.

(12) Includes 89,980 outstanding shares and 7,405 shares issuable upon the exercise of warrants to purchase shares owned directly by Mr. Harkins and 10,000 outstanding shares and 825 shares issuable upon the exercise of warrants to purchase shares owned by The 1995 Harkins Gift Trust as to which shares Mr. Harkins expressly disclaims any beneficial ownership. The address for Mr. Harkins is c/o THL Partners, 75 State St., Boston, MA 02109.

(13) Includes 55,594 shares issuable upon exercise of options exercisable within 60 days of November 30, 2001, 7,785 shares owned directly by Mr. Clark, 26,036 shares held in the Rabbi Trust I and 20,685 shares held in the Rabbi Trust II. The address for Mr. Clark is c/o Fisher, One Liberty Lane, Hampton, NH 03842.

(14) Includes 61,600 shares issuable upon exercise of options exercisable within 60 days of November 30, 2001, 18,783 shares held in the Rabbi Trust I and 27,580 shares held in the Rabbi Trust II. The address for Mr. DuChene is c/o Fisher, Liberty Lane, Hampton, NH 03842.

(15) Includes 29,995 outstanding shares and warrants to purchase 2,470 shares owned by Mr. Sperling directly, and 19,995 outstanding shares and warrants to purchase 1,645 shares owned by the Sperling Family Limited Partnership as to which shares and warrants Mr. Sperling expressly disclaims beneficial interest. The address for Mr. Sperling is c/o THL Partners, 75 State St., Boston, MA 02109.

(16) Includes 49,990 outstanding shares and warrants to purchase 4,115 shares owned by Mr. DiNovi directly. The address for Mr. DiNovi is c/o THL Partners, 75 State St., Boston, MA 02109.

(17) Shares held in the Rabbi Trust I. The address for Mr. Day is c/o Fisher, Liberty Lane, Hampton, NH 03842.

(18) Includes 7,500 outstanding shares and 615 shares issuable upon the exercise of warrants to purchase shares held by Mr. Weldon directly. The address for Mr. Weldon is c/o THL Partners, 75 State St., Boston, MA 02109.

(19) The address for Mr. Dingman is c/o Fisher, Liberty Lane, Hampton, NH 03842.

(20) Includes 2,603,122 shares issuable upon exercise of options exercisable within 60 days of November 30, 2001, 715,245 shares held directly, 634,000 shares held indirectly, 17,075 shares issuable upon the exercise of warrants, 1,243,411 shares held in the Rabbi Trust I and 393,005 shares held in the Rabbi Trust II.

(21) Includes 10,000 outstanding shares and 825 shares issuable upon the exercise of warrants to purchase shares owned by The 1995 Harkins Gift Trust (as to which shares and warrants Mr. Harkins expressly disclaims beneficial ownership), 19,995 outstanding shares and 1,645 shares issuable upon the exercise of warrants to purchase shares owned by the Sperling Family Limited Partnership (as to which shares and warrants Mr. Sperling expressly disclaims beneficial ownership).

(22) Includes 2,393,441 shares being sold by Equity Fund III; 1,202,506 shares being sold by THL-FSI; 148,099 shares being sold by Foreign Fund III; 147,401 shares being sold by THL-CCI; 17,876 shares being sold by David V. Harkins; 1,987 shares being sold by The 1995 Harkins Gift Trust; 5,960 shares being sold by Scott M. Sperling; 3,972 shares being sold by the Sperling Family Limited Partnership; 1,490 shares being sold by Kent R. Weldon; 6,207 shares being sold by Thomas R. Shepherd Money Purchase Pension Plan; 11,917 shares being sold by each of Scott A. Schoen and C. Hunter Boll; 9,932 shares being sold by each of Anthony J. DiNovi, Thomas
     M. Hagerty and Warren C. Smith, Jr.; 2,979 shares being sold by Seth W. Lawry; 2,483 shares being sold by Joseph J. Incandela; 742 shares being sold by each of Terrence M. Mullen, Todd M. Abbrecht and Charles A. Brizius; and 413 shares being sold by each of Wendy L. Masler, Andrew D. Flaster, First Trust Co. FBO Kristina A. Watts, Charles W. Robins and James Westra.

(23) Includes 757,489 shares being sold by DLJ Partners II; 134,489 shares being sold by DLJ Funding II;142,843 shares being sold by DLJ ESC II; 44,286 shares being sold by DLJ Diversified; 37,249 shares being sold by DLJ Offshore II; 30,166 shares being sold by DLJ Partners II-A; 20,042 shares being sold by UK Partners; 12,247 shares being sold by DLJ Millennium; 16,446 shares being sold by DLJ Diversified-A; 3,401 shares being sold by DLJ EAB; 2,389 shares being sold by DLJ Millennium-A; 1,458 shares being sold by DLJ ESC.

(24) Includes 193,375 shares being sold by ML KECALP; 36,834 shares being sold by KECALP; and 10,294 shares being sold by ML IBK.

(25) Includes 17,876 shares being sold by David V. Harkins; and 1,987 shares being sold by The 1995 Harkins Gift Trust.

(26) Includes 5,960 shares being sold by Scott M. Sperling; and 3,972 shares being sold by the Sperling Family Limited Partnership.

(27) The address of these selling stockholders is c/o Fisher, Liberty Lane, Hampton, NH 03842. These stockholders will not sell any additional shares if the underwriters exercise their over-allotment option.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, of which 4,182,375 shares are designated as non-voting common stock and 9,000,000 shares are designated as Series B non-voting common stock, and 15,000,000 are shares of preferred stock, par value $.01 per share. As of November 30, 2001, there were outstanding:

     - 50,111,788 shares of voting common stock held by 136 stockholders of record;

     - 4,035,290 shares of non-voting common stock held by one stockholder of record;

     - warrants to purchase 2,251,270 shares of voting common stock and 332,045 shares of non-voting common stock; and

     - options to purchase an aggregate of 7,596,283 shares of voting common stock.

As of November 30, 2001, we had no shares of Series B non-voting common stock or preferred stock outstanding.

     The following summary of provisions of our securities, various provisions of our corporate charter and our by-laws and provisions of applicable law is not intended to be complete and is qualified by reference to the provisions of applicable law and to our corporate charter and by-laws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

  OUR VOTING COMMON STOCK

     The holders of our voting common stock are entitled to one vote per share on all matters submitted for action by our stockholders. Our stockholders do not have cumulative voting rights. Accordingly, holders of a majority of our voting common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our voting common stock are entitled to receive ratably with other holders of our voting common stock and with holders of our non-voting common stock and Series B non-voting common stock any dividends declared by our board of directors. Upon our liquidation, dissolution or winding up, the holders of our voting common stock are entitled to receive ratably with other holders of our voting common stock and with holders of our non-voting common stock and Series B non-voting common stock our net assets available after the payment of all debts and other liabilities. Holders of our voting common stock have no preemptive, redemption or conversion rights, except that some holders have preemptive and registration rights under our investors' agreement described below. The rights, preferences and privileges of holders of our voting common stock are subject to the rights, preferences and privileges of holders of shares of any series of preferred stock which we may designate and issue in the future.

  OUR NON-VOTING COMMON STOCK

     Limited Voting Rights. The holders of our non-voting common stock are generally not entitled to vote on any matter on which our stockholders are entitled to vote. Shares of non-voting common stock are not included in determining the number of shares voting or entitled to vote on any such matters.

     The holders of our non-voting common stock have the right to vote as a separate class on any merger or consolidation with or into another entity or entities, or any recapitalization or reorganization, in which shares of non-voting common stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of our voting common stock or would otherwise be treated differently from shares of our voting common stock in connection with such transactions. Notwithstanding the preceding sentence, shares of non-voting common stock may, without such a separate class vote, receive or be exchanged for non-voting securities which are otherwise identical on a per share basis in amount and form to the voting securities received with respect to or exchanged for our voting common stock so long as:

     - such non-voting securities are convertible into such voting securities on the same terms as our non-voting common stock is convertible into our voting common stock; and

     - all other consideration is equal on a per share basis.

     Economic Rights. Holders of our non-voting common stock are generally entitled to receive ratably with holders of our voting common stock and Series B non-voting common stock any dividends declared by our board of directors. Upon our liquidation, dissolution or winding up, the holders of our non-voting common stock are entitled to receive ratably with other holders of our non-voting common stock and with holders of our voting common stock and Series B non-voting common stock our net assets available after the payment of all debts and other liabilities. Holders of our non-voting common stock have no preemptive or redemption rights, except that some holders have preemptive and registration rights under our investors' agreement. The rights, preferences and privileges of holders of our non-voting common stock are subject to the rights, preferences and privileges of holders of shares of any series of preferred stock which we may designate and issue in the future.

     Conversion Rights. With limited exceptions as to holders who are subject to Regulation Y of the Federal Reserve System, shares of our non-voting common stock may be converted into the same number of shares of our voting common stock at any time at the option of the holder of the shares of non-voting common stock.

  OUR SERIES B NON-VOTING COMMON STOCK

     Limited Voting Rights. The holders of our Series B non-voting common stock are generally not entitled to vote on any matter on which our stockholders are entitled to vote. Shares of Series B non-voting common stock are not included in determining the number of shares voting or entitled to vote on any such matters. The holders of our Series B non-voting common stock have the right to vote as a separate class on any merger or consolidation with or into another entity or entities, any recapitalization or reorganization, or any amendment, repeal or modification of any provision of our corporate charter that would adversely affect the powers, preferences or special rights of the holders of our Series B non-voting common stock.

     Economic Rights. Holders of our Series B non-voting common stock are generally entitled to receive ratably with holders of our voting common stock and non-voting common stock any dividends declared by our board of directors. Upon our liquidation, dissolution or winding up, the holders of our Series B non-voting common stock are entitled to receive ratably with other holders of our Series B non-voting common stock and with holders of our voting common stock and non-voting common stock our net assets available after the payment of all debts and other liabilities. Holders of our Series B non-voting common stock have no preemptive or redemption rights, except that some holders have preemptive and registration rights under the investors' agreement. The rights, preferences and privileges of holders of our Series B non-voting common stock are subject to the rights, preferences and privileges of holders of shares of any series of preferred stock which we may designate and issue in the future.

     Conversion Rights. Shares of our Series B non-voting common stock may not be converted into shares of our voting common stock, except:

     - to meet the requirements of a "pooling of interests" accounting treatment;

     - to transfer Series B non-voting common stock, in which case the transferee will receive shares of our voting common stock;

     - to enable the holders to maintain such holder's percentage ownership of the total outstanding voting common stock; or

     - upon specific major corporate events, such as a merger or a public offering.

     In May 2001, the holders of all 9,000,000 outstanding shares of Series B non-voting common stock converted those shares into 9,000,000 shares of voting common stock. We have no present plan to issue any additional shares of Series B non-voting common stock.

PREFERRED STOCK

     Under the terms of our corporate charter, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption rights and liquidation preferences of each series of preferred stock.

     The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with stockholder approval of specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting common stock. We have no present plans to issue any shares of preferred stock.

WARRANTS AND STOCK OPTIONS

     As of November 30, 2001, there were warrants outstanding to purchase 2,251,270 shares of voting common stock and 332,045 shares of non-voting common stock at a per share exercise price of $9.65. These warrants are held by some of our current stockholders. As of November 30, 2001, 4,375,816 shares of voting common stock were issuable pursuant to stock option grants under our 1998 stock option plan at a weighted average exercise price of $12.73 per share, and 3,220,467 shares of voting common stock were issuable pursuant to stock option grants under our 2001 stock option plan at a weighted average exercise price of $26.24 per share.

ANTI-TAKEOVER CONSIDERATIONS

     Our corporate charter and by-laws contain a number of provisions which may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring us.

  CLASSIFIED BOARD OF DIRECTORS

     Our corporate charter and our by-laws divide our board of directors into three classes, as nearly equal in size as possible, with staggered three year terms, and provide that:

     - directors may be removed only for cause by the affirmative vote of the holders of at least 80% of the shares of our capital stock entitled to vote; and

     - any vacancy on our board of directors, however occurring, including a vacancy resulting from the enlargement of the board, may only be filled by vote of a majority of the directors then in office.

  STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS

     Our corporate charter eliminates the ability of our stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by our chief executive officer or by our board of directors pursuant to a majority vote of the total number of authorized directors.

  ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTORS
NOMINATIONS

     Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 30 days nor more than 60 days prior to the annual meeting; however, if less than 40 days' notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our by-laws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

  AMENDMENTS; SUPERMAJORITY VOTE REQUIREMENTS

     Our charter requires the affirmative vote of 80% of our voting common stock to amend provisions of our corporate charter and by-laws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

     Based on shares outstanding as of November 30, 2001, we had outstanding 54,147,078 shares of our common stock, assuming no exercise of outstanding options or warrants after the date of this prospectus. The Thomas H. Lee entities, our other institutional investors and our directors and executive officers will own a total of 27,211,277 of these shares, representing approximately 50.3% of our common stock to be outstanding after this offering. These stockholders and the other selling stockholders have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co.

     After this lock-up period, these stockholders will be free to sell their shares, subject to the volume limitations of Rule 144 of the Securities Act and the restrictions on transfer contained in our investors' agreement that are described below. In addition, some of these stockholders have the registration rights under our investors' agreement that are described below.

     We cannot predict when these stockholders may sell their shares or in what volumes, because this will depend on the market for our common stock, the circumstances of the sellers and other factors. However, the market price for our common stock could decline significantly if these stockholders sell a large number of shares into the public market after this offering or if the market believes that these sales may occur.

INVESTORS' AGREEMENT

     In connection with the investment in us by the Thomas H. Lee entities, we entered into an investors' agreement with the Thomas H. Lee entities, our other institutional investors, members of our management and other individual stockholders. In addition to providing for the size and composition of our board of directors, and the preemptive right to purchase additional shares of our capital stock under certain circumstances, the investors' agreement contains restrictions on transfer of shares held by the parties to the agreement and registration rights. Transfers by the Thomas H. Lee entities are generally subject to tag-along rights, which means that other parties to the agreement can sell some of their shares to the same entity that purchases shares from the Thomas H. Lee entities. Transfers by institutional investors are generally subject to limitations based on transfers made by Thomas H. Lee entities. The restrictions on transfers by our management stockholders, other than transfers to persons adverse to the company, have lapsed.

     The parties to the investors' agreement have registration rights allowing them to cause us to register their shares with the SEC for resale under the Securities Act. The Thomas H. Lee entities have demand registration rights under which they can require us to register for sale shares of common stock on up to six occasions. After two such demands are made, a majority of the institutional investors may require us to register for sale common stock held by them. Mr. Montrone and Mr. Meister have demand registration rights after more than 20% of the original investment of the Thomas H. Lee entities and the institutional investors has been transferred. In addition, the parties to the investors' agreement have registration rights which allow them to include their shares in some other registration statements that we may file with the SEC.

                                  UNDERWRITING

     We, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase from the selling stockholders the number of shares indicated in the following table.

                                                              Number of
                        Underwriters                           Shares
                        ------------                          ---------
Goldman, Sachs & Co. .......................................  1,430,000
Credit Suisse First Boston Corporation......................  1,430,000
J.P. Morgan Securities Inc..................................  1,430,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  1,430,000
Morgan Stanley & Co. Incorporated...........................  1,430,000
                                                              ---------
          Total.............................................  7,150,000
                                                              =========

     The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,072,500 shares from some of the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,072,500 additional shares.

              Paid by the Selling Stockholders                 No Exercise    Full Exercise
              --------------------------------                -------------   -------------
Per Share...................................................  $        1.15   $        1.15
Total.......................................................  $8,222,500.00   $9,455,875.00

     Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.69 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     We, the selling stockholders and each of our executive officers and directors have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to our employee benefit plans.

     Our common stock is listed on the New York Stock Exchange under the symbol "FSH."

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

"Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the representatives and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

     We estimate that the total expenses of this offering payable by us will be approximately $680,000.

     We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are among the underwriters. Because of the ownership interests that affiliates of these underwriters have in us, this offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc.

     Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, commercial or investment banking services to us, for which they have in the past received, and may in the future receive, customary fees. Affiliates of some of the underwriters, including affiliates of J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston Corporation, are lenders under our bank credit agreement. Affiliates of J.P. Morgan Securities Inc. act as the administrative agent, Canadian administrative agent and U.K. administrative agent under that agreement. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as syndication agent and an affiliate of Credit Suisse First Boston Corporation acts as documentation agent. Affiliates of J.P. Morgan Securities Inc. act as funding agent under our receivables securitization facility.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement under the Securities Act with respect to the shares to be sold in this offering. As permitted by the rules and regulations of the SEC, this prospectus omits some information contained in the registration statement. For further information with respect to us and the common stock to be sold in the offering, you should refer to the registration statement and to its exhibits and schedules. Statements contained in this prospectus regarding the contents of any agreement or other document are not necessarily complete. You should refer in each instance to the copy of the agreement or other document filed or incorporated by reference as an exhibit to the registration statement, each such statement being qualified in all respects by the document to which it refers. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

     You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference services. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                           INCORPORATION BY REFERENCE

     This prospectus is part of the registration statement that we filed with the SEC. The SEC permits us to incorporate by reference the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below filed by us with the SEC:

     - Our annual report on Form 10-K for the fiscal year ended December 31, 2000;

     - Our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

     - The description of our common stock contained in our Registration Statement on Form 8-A, filed on November 7, 1991; and

     - Our current reports on Form 8-K filed on April 26, 2001; Form 8-K filed on November 13, 2001, as amended by Form 8-K/A filed on January 11, 2002; and Form 8-K filed on February 5, 2002.

     We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until the termination of this offering. If you request a copy of any or all of the documents incorporated by reference, we will send to you the copies requested at no charge. However, we will not send exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to:
Secretary, Fisher Scientific International Inc., One Liberty Lane, Hampton, New Hampshire 03842.

                                 LEGAL MATTERS

     The validity of the securities offered under this registration statement will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Hale and Dorr LLP, New York, New York, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from Fisher Scientific International Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Cole-Parmer Instrument Company and Affiliates as of and for the fiscal year ended March 31, 2001, incorporated in this prospectus by reference from Fisher Scientific International Inc.'s Current Report on Form 8-K filed on January 11, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Cole-Parmer Instrument Company and Affiliates as of March 31, 2000, and for each of the two fiscal years in the period ended March 31, 2000, incorporated in this prospectus by reference from Fisher Scientific International Inc.'s Current Report on Form 8-K filed on January 11, 2002, have been audited by Warady & Davis LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ---------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    6
Special Note Regarding Forward-looking
  Information.........................   11
Use of Proceeds.......................   11
Price Range of Common Stock...........   12
Dividend Policy.......................   12
Capitalization........................   13
Selected Financial Data...............   14
Unaudited Pro Forma Combined Financial
  Information.........................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24
Business..............................   34
Management............................   41
Principal and Selling Stockholders....   43
Description of Capital Stock..........   49
Shares Eligible for Future Sale.......   53
Underwriting..........................   54
Where You Can Find More Information...   56
Incorporation by Reference............   56
Legal Matters.........................   57
Experts...............................   57

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
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                                7,150,000 Shares

                               FISHER SCIENTIFIC
                               INTERNATIONAL INC.
                                  Common Stock
                          ----------------------------

                                   PROSPECTUS

                          ----------------------------
                              GOLDMAN, SACHS & CO.
                           CREDIT SUISSE FIRST BOSTON
                                    JPMORGAN
                              MERRILL LYNCH & CO.
                                 MORGAN STANLEY

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